UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Sauer-Danfoss Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

804 137 107

(CUSIP Number)

Kenneth D. McCuskey

Vice President, Chief Accounting Officer, and Secretary

Sauer-Danfoss Inc.

2800 East 13th Street

Ames, Iowa 50010

(515) 239-6364

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Suzanne K. Hanselman, Esq.	Uri Doron, Esq.
Baker & Hostetler LLP	Reed Smith LLP
3200 National City Center	599 Lexington Avenue
1900 East 9th Street	New York, New York 10022
Cleveland, OH 44114-3485	Telephone: (212) 521-5465
Telephone: (216) 861-7090

March 10, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 804 137 107

1.	Names of Reporting Persons Danfoss Murmann Holding A/S

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,603,462*

	8.	Shared Voting Power 6,812,500*

	9.	Sole Dispositive Power 18,241,962*

	10.	Shared Dispositive Power 6,812,500*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,415,962*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 73.4%

14.	Type of Reporting Person (See Instructions) CO

*              See Item 5 of this Schedule 13D/A below.

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CUSIP No. 804 137 107

1.	Names of Reporting Persons Sauer Holding GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 913,825*

	8.	Shared Voting Power 35,715,962*

	9.	Sole Dispositive Power 913,825*

	10.	Shared Dispositive Power 35,415,962*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,629,787*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 75.9%*

14.	Type of Reporting Person (See Instructions) CO

*              See Item 5 of this Schedule 13D/A below.

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CUSIP No. 804 137 107

1.	Names of Reporting Persons Danfoss A/S

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 35,415,962*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 35,415,962*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,415,962*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**

13.	Percent of Class Represented by Amount in Row (11) 73.4%*

14.	Type of Reporting Person (See Instructions) CO

*              See Item 5 of this Schedule 13D/A below.

**                                  The amount in Row (11) excludes 68,500 shares owned by Jorgen Clausen, President and Chief Executive Officer of Danfoss A/S, over which Danfoss A/S has no voting or dispositive power

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Item 1.                                                           Security and Issuer.

                                                This Amendment No. 6 (“Amendment No. 6”) to the Statement of Beneficial Ownership on Schedule 13D filed May 26, 2000 (the “Original Statement”), as amended by Amendment No. 2 filed on April 5, 2001 (“Amendment No. 2”)**, Amendment No. 3 filed on November 1, 2001 (“Amendment No. 3”), Amendment No. 4 filed on May 16, 2007 (“Amendment No. 4”) and Amendment No. 5 filed on August 17, 2007 (“Amendment No. 5”) relates to the common stock, par value $0.01 per share (“Common Stock”) of Sauer-Danfoss Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 250 Parkway Drive, Suite 270, Lincolnshire, IL 60069.

                                                This Amendment No. 6 is being filed by the Reporting Persons (as defined in Item 2 below) in order to disclose a change in purpose related to the Reporting Persons’ ownership of shares of Common Stock as last reported in Amendment No. 5.  On March 10, 2008, Danfoss and Sauer (each as defined in Item 2 below) entered into a definitive agreement providing for the sale by Sauer to Danfoss of (i) 8,358,561 shares of Common Stock and (ii) all of Sauer’s remaining holdings of issued and outstanding shares (consisting of 250,000 shares, DKR 1.00 par value per share, of Class A voting stock and 1,000 shares, DKR 1.00 par value per share, of Class B nonvoting stock) of the Holding Company (as defined in Item 2 below), which holds a substantial interest in the Common Stock (the shares referred to in the preceding clauses (i) and (ii), collectively, the “Shares”).  As a result of the consummation of the prospective transactions (the  “Share Purchase Transactions”), there will be a change in control of the Issuer, as control of a majority of the issued and outstanding shares of Common Stock will be shifted to Danfoss solely.  A second result of the Share Purchase Transactions will be the abolition of two committees of the Issuer’s Board of Directors (the “Board”)— the Nominating Committee and the Executive Committee— and the consequent alteration of the existing rights of the Reporting Persons with respect to the nomination of members of the Board.  The purpose of the prospective Share Purchase Transactions and the current and prospective contractual arrangements with respect thereto are described further in Items 4 and 6 below.

                                                In addition, this Amendment No. 6 eliminates certain individuals who had reported their beneficial ownership of the Issuer’s Common Stock in the Original Statement and in Amendments No. 2 through No. 5, but whose beneficial ownership had dropped below 5% as reported in Amendment No. 5 and who are therefore no longer required to report such beneficial ownership together with the Reporting Persons.

** It has come to the attention of the Reporting Persons that, inadvertently, following the filing of the Original Statement, the Reporting Persons had amended such filing by immediately proceeding to Amendment No. 2 and had omitted Amendment No. 1 to the Original Statement.  Because all subsequent amendments to the Original Statement have followed such Amendment No. 2 in numerical sequence, the Reporting Persons have continued with such sequence in this Amendment No. 6.

Item 2.                                                           Identity and Background.

(a)                                  This Amendment No. 6 is being filed by (i) Danfoss Murmann Holding A/S, a corporation organized under the laws of Denmark (the “Holding Company”), (ii) Sauer Holding GmbH (“Sauer”), a limited liability company organized under the laws of Germany and (iii) Danfoss A/S, a corporation organized under the laws of Denmark (“Danfoss” and, together with the Holding Company and Sauer, the “Reporting Persons”).

                                                The name of the entity that controls Danfoss is Bitten & Mads Clausens Fond, a trust organized under the laws of Denmark (the “Danfoss Control Entity”).

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(b)                                 With the exception of Sauer, the address of the principal business and the principal office of each of the Reporting Persons is Nordborgvej 81, 6430 Nordborg, Denmark.  The address of the principal business and the principal office of Sauer is Große Elbstraße 145 B, 22767, Hamburg, Germany.

                                                The address of the principal business and the address of the principal office of the Danfoss Control Entity is Nordborgvej 81, 6430 Nordborg, Denmark.

(c)                                  Set forth on Schedule I hereto is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of each of the Reporting Persons.  Set forth on Schedule II hereto is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of the Danfoss Control Entity.

                                                The Holding Company was formed solely to hold shares of Common Stock and has conducted no other operations or activities.  The principal business of Sauer is asset management.  The principal business of Danfoss is the design, manufacture and sale of industrial products.  The principal business of the Danfoss Control Entity is to function as a trust with respect to the securities of Danfoss.

(d)                                 During the last five years (i) none of the Reporting Persons, (ii) to the knowledge of each Reporting Person, none of the natural persons listed on Schedule I associated with such Reporting Person and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been convicted in any criminal proceeding.

(e)                                  During the last five years, (i) none of the Reporting Persons, (ii) to the knowledge of each Reporting Person, none of the natural persons listed on Schedule I associated with such Reporting Person and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                    Not applicable.

Item 3.                                                           Source and Amount of Funds or Other Consideration.

                                                The aggregate purchase price (the “Purchase Price”) to be paid by Danfoss to Sauer for the Shares under the prospective Share Purchase Transactions consists of: (i) US $496,056,349.74, minus (ii) the cash dividend to which Sauer is entitled on the Shares with respect to the Issuer’s third and fourth fiscal quarters of 2007, in an aggregate amount of US $3,009,442.00, plus (iii) an amount equal to US $16,490.09 per day multiplied by the number of days in any fiscal quarter in 2008 for which Sauer does not, prior to the closing date of the Share Purchase Transactions (the “Closing Date”), receive dividends on the Common Stock, for the period from the first day of any such fiscal quarter through the Closing Date.

                                                The Purchase Price is to be allocated among the Shares to be acquired by Danfoss from Sauer as follows:

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                                                (a)                                  US $248,028,174.87 of the Purchase Price (subject to any increases and deductions described in clauses (ii) and (iii) related to the Purchase Price calculation above), is to be allocated proportionately to the 8,358,561 shares of Common Stock being acquired by Danfoss, reflecting a premium of 30% over the fair market value of such shares of Common Stock and the shares of Holding Company Class B nonvoting stock being acquired by Danfoss (such shares of Holding Company Class B nonvoting stock being deemed to reflect an economic interest in an equivalent number of shares of underlying Common Stock) (the fair market value per share of Common Stock was determined to be US $22.82, based on the average closing price of the Common Stock for the one hundred twenty (120) calendar day period prior to and ending on March 5, 2008);

(b)                                 US $29,673.50 of the Purchase Price is to be allocated proportionately to the 1,000 shares of Holding Company Class B nonvoting stock being acquired by Danfoss; and

                                                (c)                                  the remaining US $247,998,501.37 of the Purchase Price is to be allocated to the 250,000 shares of Holding Company Class A voting stock being acquired by Danfoss.

                                                In connection with the potential consummation of the Share Purchase Transactions, the potential exercise of either or both stages of its call/put option for the acquisition of additional shares of Common Stock under the prospective Stockholders Agreement (as defined and described in Item 4 below) and for its general working capital purposes, Danfoss has entered into a Facilities Agreement (the “Facilities Agreement”), dated as of February 4, 2008, with Danske Bank A/S (the “Lender”) under which the Lender has committed to providing Danfoss with seven year term loan and revolving credit facilities in an aggregate amount up to US $600,000,000, consisting of one US $200,000,000 revolving credit facility and two US $200,000,000 term loan facilities.  Principal amounts outstanding under each of the facilities accrue interest at customary interbank market rates, plus applicable margin, and are due on February 4, 2015.  Interest that accrues is due and payable at the end of interest periods of varying length (ranging from one month to twelve months).  Amounts borrowed under the facilities may be prepaid in minimum amounts of US $5,000,000 (in integral multiples of US $1,000,000).  Amounts drawn under the revolving credit facility may be redrawn following prepayment, whereas amounts prepaid under the term loan facilities may not be redrawn.  Any subsidiary of Danfoss may become party to the Facilities Agreement as an additional borrower thereunder, with Danfoss serving as a guarantor of any such additional borrowers’ repayment obligations.  Danfoss has been charged a customary up-front flat fee on the aggregate amount of the facilities, along with a commitment fee on the undrawn, uncancelled amount of the aggregate commitment under the facilities during the seven year commitment period.

Item 4.                                                           Purpose of Transaction.

                                                As described briefly in Item 1 above, the purpose related to the Reporting Persons’ ownership of shares of Common Stock (as last reported in Amendment No. 5) has changed as a result of Danfoss’ and Sauer’s entry into a Share Purchase Agreement, dated as of March 10, 2008 (in the form attached as Exhibit B to this Amendment No. 6, the “Purchase Agreement”).  Upon the closing of the transactions called for under the Purchase Agreement, Danfoss will acquire the Shares from Sauer, consisting of (i) 8,358,561 shares of Common Stock and (ii) all issued and outstanding shares of stock of the Holding Company that are held by Sauer, consisting of (x) 250,000 shares of Class A voting stock, DKR 1.00 par value per share, of the Holding Company and (y) 1,000 shares of Class B nonvoting stock, DKR 1.00 par value per share, of the Holding Company.  As a condition precedent to the consummation of the Share Purchase Transactions, Danfoss, Sauer and certain affiliates of Sauer will be required to enter into a Stockholders Agreement (in the form attached as Exhibit C to this Amendment No. 6, the “Stockholders Agreement”) that will terminate and replace that certain Joint Venture Agreement, dated January 22,

7

2000, as amended as of February 22, 2000, by and among Danfoss, Sauer and the Holding Company (the “Joint Venture Agreement”), in governing the rights and obligations of the parties with respect to their ownership and control of the Issuer and the Common Stock that they hold (including arrangements with respect to the composition of the Board).

                                                The consummation of the Share Purchase Transactions (including Danfoss’ acquisition of the remaining issued and outstanding shares of the Holding Company, which holds a substantial percentage of the issued and outstanding shares of Common Stock) will alter the Reporting Persons’ respective holdings of Common Stock from what is currently reported in this Amendment No. 6.  As a result of the consummation of the Share Purchase Transactions, Danfoss will gain sole control over a majority of the issued and outstanding shares of Common Stock.  Furthermore, under the Stockholders Agreement, Sauer will grant to Danfoss the right to purchase from Sauer (via exercise of a call option), and Danfoss will grant to Sauer the right to sell to Danfoss (via exercise of a put option), the remaining 10,029,264 shares of Common Stock held by Sauer, in two equal stages of 5,014,632 shares each, during the 21 day periods starting on August 1 and running until August 21 following the delivery of the Issuer’s audited financial statements to Sauer for the Issuer’s 2009 and 2011 fiscal years, respectively.  The purchase price for the shares subject to the call option and put option will be determined based on the operating income of the Issuer in the 2009 and 2011 fiscal years of the Issuer, respectively, but will be set within a range of $29.67 and $49.45 per share, subject to adjustment as a result of stock splits and other similar transactions.  Under the Stockholders Agreement, Danfoss may also, at any time, accelerate its exercise of either or both stages of its call option by electing to purchase Sauer’s shares of Common Stock subject to such option at a price equal to $49.45 per share, subject to adjustment as a result of stock splits and other similar transactions.  Sauer, on the other hand, is entitled to accelerate its exercise of either or both stages of its put option and to sell its shares of Common Stock subject to such option to Danfoss at a price equal to $29.67 per share, subject to adjustment, under certain conditions (as described in Item 6 below).  The number of shares subject to the put and call options is subject to reduction based on shares of Common Stock sold by Sauer as a result of Danfoss’ exercise of drag-along rights or Sauer’s exercise of its tag-along rights under the Stockholders Agreement (as described in Item 6 below).

                                                The Share Purchase Transactions will also alter the Reporting Persons’ respective rights to nominate members of the Board.  Under the currently effective Joint Venture Agreement, the Board size is set at ten (10) members, with Board candidates being identified by a two member Nominating Committee of the Board comprised of a representative of the Murmann family and a representative of Danfoss.  Each of the representatives of the Murmann family and Danfoss are entitled to recommend to the Board three candidates for the Board who may be associated or affiliated with the Murmann family or Danfoss, respectively.  Each of the representatives of the Murmann family and Danfoss also identifies two additional candidates for the Board.  Of such four additional candidates, one candidate (who is recommended by the representative of the Murmann family) serves as the Issuer’s Chief Executive Officer and President, and the remaining three Board candidates must be independent and not associated or affiliated with the Murmann family or Danfoss.  After the person serving as Chief Executive Officer and President ceases to serve in such capacity, the representative of the Murmann family on the Nominating Committee is entitled to identify for recommendation to the Board a second independent Board candidate to replace the Chief Executive Officer and President.

                                                Like the Joint Venture Agreement, the Stockholders Agreement also provides that the Board shall consist of ten (10) members.  However, under the Stockholders Agreement, Sauer will possess nomination rights with respect to two members (one independent and one non-independent) and Danfoss will possess nomination rights with respect to eight members (two independent and six non-independent members) (each determination of independence to be made in accordance with the rules of the New York Stock Exchange).  The contractual rights of Sauer and Danfoss under the Joint Venture Agreement with

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respect to the Nominating Committee of the Board would be terminated under the Stockholders Agreement, and the Board is required to vote to abolish the Nominating Committee as a condition precedent to the closing of the Share Purchase Transactions.

                                                Also in connection with, and as a condition precedent to, Danfoss’ gaining sole control over a majority of the issued and outstanding shares of Common Stock pursuant to the Share Purchase Transactions, the Reporting Persons plan to seek the approval of (i) the Issuer’s Board and stockholders for the amendment of the Issuer’s Amended and Restated Certificate of Incorporation, and (ii) the Issuer’s Board for the amendment of the Issuer’s Amended and Restated By-Laws (collectively, the Issuer’s Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, the “Charter Documents”).  The proposed amendments include: (A) the removal of provisions requiring approval of (x) 80% of the Issuer’s stockholders for the amendment of the Charter Documents (replacing such approval threshold with a simple majority threshold) and (y) 80% of the Board for the Issuer’s entry into certain extraordinary corporate transactions, the appointment or removal of certain key executive officers of the Issuer or the approval of the Issuer’s annual business plan and (B) the removal of provisions relating to the appointment of a Nominating Committee of the Board.

                                                The above-described prospective consequences of the Share Purchase Transactions, together with Danfoss’ prospective control over a majority of the issued and outstanding shares of Common Stock (and its prospective drag along rights with respect to Sauer’s shares, as described in Item 6 below), would enable Danfoss to pursue any of a number of additional actions related to its holding of Common Stock, including: (a) the acquisition by Danfoss of additional shares of Common Stock, or the disposition of shares of Common Stock that it holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) further changes in the Charter Documents or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Common Stock to be delisted from the New York Stock Exchange; (h) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.  While Danfoss currently has no plans with respect to any such additional actions, it remains open to, and hereby reserves the right to pursue, any such action following the consummation of the Share Purchase Transactions.

Item 5.                                                           Interest in Securities of the Issuer.

1.                                      The Holding Company

(a)                                  The Holding Company may be deemed to beneficially own 35,415,962 shares of Common Stock.  Such ownership represents 73.4% of the issued and outstanding shares of the Issuer.  The Holding Company disclaims beneficial ownership of 6,812,500 shares of such shares of Common Stock, which are held by Sauer.  Other than as indicated on Schedule I, to the knowledge of the Holding Company, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with the Holding Company.

(b)                                 Number of shares as to which the Holding Company has:

                                                (i)                                     sole power to vote or to direct the vote: 28,603,462

                                                (ii)                                  shared power to vote or to direct the vote: 6,812,500

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                                                (Power to vote these shares is shared for the reasons described in paragraph (a) above).

                                                (iii)                               sole power to dispose or to direct the disposition of: 18,241,962

                                                (iv)                              shared power to dispose or direct the disposition of: 6,812,500

(c)                                  No transactions in securities of the Issuer have been effected during the last 60 days by the Holding Company or any of the persons named on Schedule I related to the Holding Company.

(d)-(e)               Not applicable.

2.                                      Sauer

(a)                                  Sauer may be deemed to beneficially own 36,629,787 shares of Common Stock.  Such ownership represents 75.9% of the issued and outstanding shares of the Issuer.  Sauer disclaims beneficial ownership of 18,541,962 of such shares, of which (i) 18,241,962 shares are held by the Holding Company and (ii) 300,000 shares are held by the SDW Stiftung Deutsche Wirtschaft (the “Stiftung”), a German foundation (Sauer has transferred by contract the economic and voting rights of such 300,000 shares to the Stiftung, but the Stiftung has agreed to vote with Sauer on all matters with respect to such shares).  The Holding Company is owned jointly by Sauer and Danfoss.  The Stiftung is a charitable student foundation organized in Germany.  Its principal business and office address is Breite Straße 29, 10178 Berlin.  To the knowledge of the Reporting Persons, the Stiftung has not, in the last five years, been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining it from future violations of, or prohibiting or mandating activities by it subject to, federal or state securities laws or finding any violation with respect to such laws.  Other than as indicated in Schedule I, to the knowledge of Sauer, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Sauer.

(b)                                 Number of shares as to which Sauer has:

                                                (i)                                     sole power to vote or to direct the vote: 913,825

                                                (ii)                                  shared power to vote or to direct the vote: 35,715,962

(Sauer disclaims beneficial ownership of 18,541,962 of such shares.)

                                                (iii)                               sole power to dispose or to direct the disposition of:  913,825

                                                (iv)                              shared power to dispose or to direct the disposition of: 35,415,962

(Sauer disclaims beneficial ownership of 18,241,962 of such shares.)

(c)                                  Other than Sauer’s entry into the Purchase Agreement relating to the prospective Share Purchase Transactions (described in greater detail in Item 4 above), no transactions in securities of the Issuer have been effected during the last 60 days by Sauer or any of the persons named on Schedule I associated with Sauer.

(d)-(e)               Not applicable.

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3.                                      Danfoss

(a)                                  Danfoss may be deemed to beneficially own 35,415,962 shares of Common Stock, representing approximately 73.4% of the issued and outstanding shares of the Issuer.  Other than as described herein or indicated in Schedule I, to the knowledge of Danfoss, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Danfoss.

                                                Other than as described herein or indicated on Schedule II, to the knowledge of Danfoss, no shares of Common Stock are beneficially owned by any persons listed on Schedule II associated with the Danfoss Control Entity.  Jorgen Clausen, President, Chief Executive Officer and a director of Danfoss, beneficially owns 68,500 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock.  Jorgen Clausen has the sole power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock.  Jorgen Clausen does not share the power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock with any other person or entity.

(b)                                 Number of shares to which Danfoss has:

                                                (i)                                     sole power to vote or to direct the vote: 0

                                                (ii)                                  shared power to vote or to direct the vote: 35,415,962

(Danfoss disclaims beneficial ownership of all of such shares.)

                                                (iii)                               sole power to dispose or to direct the disposition of:  0

                                                (iv)                              shared power to dispose or to direct the disposition of:  35,415,962

                                                (Danfoss disclaims beneficial ownership of all of such shares.)

(c)                                  Other than Danfoss’ entry into the Purchase Agreement relating to the prospective Share Purchase Transactions (described in greater detail in Item 4 above), no transactions in securities of the Issuer have been effected during the last 60 days by Danfoss, any of the persons named on Schedule I associated with Danfoss or any of the persons named on Schedule II associated with the Danfoss Control Entity.

(d)-(e)     Not applicable.

Item 6.                                                           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                                                Besides effecting changes in the Board nomination rights of Sauer and Danfoss relative to one another (as described in Item 4 above), the consummation of the Share Purchase Transactions will also alter the other arrangements between Sauer and Danfoss with respect to the shares of Common Stock that they hold.  Under the terms of the currently effective Joint Venture Agreement, the Holding Company holds an irrevocable proxy to vote 10,361,500 shares held by Sauer, and Sauer has agreed to vote an additional 6,812,500 of its shares of Common Stock as a block with the Holding Company.  Furthermore, Danfoss and the Holding Company must approve certain transfers of 6,812,500 shares held by Sauer (which approval may not be unreasonably withheld).

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                                                Upon consummation of the Share Purchase Transactions, the prospective Stockholders Agreement that will be entered into by Sauer, Danfoss and certain affiliates of Danfoss will replace the Joint Venture Agreement in governing the rights and obligations of the parties concerning their ownership and control of the Issuer and the Common Stock that they hold.  With respect to matters relating to the Board, the Stockholders Agreement requires that the Board of the Issuer continue to consist of ten (10) members, but with Sauer possessing nomination rights with respect to two members (one independent and one non-independent) and Danfoss possessing nomination rights with respect to eight such members (two independent and six non-independent members) (each determination of independence to be made in accordance with the rules of the New York Stock Exchange).  In addition, two committees of the Board— the Nominating Committee and Executive Committee— will be abolished, as per the requirements of the Purchase Agreement.

                                                The Stockholders Agreement also contains various provisions governing transfers of Common Stock by Sauer and Danfoss.  Sauer would irrevocably grant to Danfoss the right to purchase from Sauer (via exercise of a call option), and Danfoss would irrevocably grant to Sauer the right to sell to Danfoss (via exercise of a put option), the remaining 10,029,264 shares of Common Stock held by Sauer (assuming the consummation of the Share Purchase Transactions), in two equal stages of 5,014,632 shares each, during the 21 day periods starting on August 1 and running until August 21 following the delivery of the Issuer’s audited financial statements to Sauer for the 2009 and 2011 fiscal years of the Issuer, respectively.  The purchase price for the shares subject to the call option and put option will be determined based on the operating income of the Issuer in the Issuer’s 2009 and 2011 fiscal years, respectively, but will be set within the range of $29.67 and $49.45 per share, subject to adjustment as a result of stock splits and other similar transactions.  Danfoss will be entitled, at any time, to accelerate its exercise of either or both stages of the call option by purchasing Sauer’s shares of Common Stock subject to such option at a price equal to $49.45 per share, subject to adjustment as a result of stock splits and other similar transactions.  Sauer, on the other hand, will be entitled to accelerate its exercise of either or both stages of its put option and to sell its shares of Common Stock subject to such option to Danfoss at a price equal to $29.67 per share, subject to adjustment as a result of stock splits and other similar transactions, only upon notice from Danfoss that Danfoss had approved a merger transaction that would result in the extinguishment or exchange of the Issuer’s Common Stock for securities of a successor entity (but not cash consideration).  The number of shares subject to the call and put options would be subject to reduction based on shares of Common Stock sold by Sauer as a result of Danfoss’ exercise of drag-along rights or Sauer’s exercise of tag-along rights (as described in the next two paragraphs below).

                                                In addition to the put and call options, the Stockholders Agreement will also provide for drag-along rights and a right of first refusal for Danfoss, and tag-along rights for Sauer.  If Danfoss were to sell any of its shares of Common Stock to an unaffiliated third party in a transaction that would cause a change of control of the Issuer, Danfoss will be entitled to “drag-along” Sauer and require it to sell an equivalent percentage of its shares of Common Stock to such third party at the same price as Danfoss sells its shares.  However, to the extent that Danfoss would exercise its drag along rights beginning after October 15, 2009 or October 15, 2011 through the end of Sauer’s put option exercise periods that follow the Issuer’s 2009 and 2011 fiscal years, respectively, Sauer may be entitled to receive additional consideration from Danfoss in the drag-along transaction if Sauer would have been entitled to such consideration upon exercise of its put option.  In each case, the consideration to be received by Sauer in a drag-along scenario will be in the range of $29.67 and $49.45 per share of Common Stock, subject to adjustment as a result of stock splits and other similar transactions, with all excess consideration to be payable to Danfoss.  If the consideration being paid by a third party to Danfoss is other than cash or freely tradable shares of an issuer that is listed on a nationally recognized securities exchange in the United States, France, the United Kingdom or Germany, Sauer can require Danfoss to purchase its shares at a price of $29.67 per share in lieu of Sauer’s selling such shares to the third party under the drag-along

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procedure.  In the event of a proposed transfer by Sauer of any of its shares of Common Stock to a third party, Danfoss would have the right to purchase such shares within 45 days of receipt of notice of the proposed sale, upon the terms and conditions specified in the notice.

                                                In the event of a proposed private sale by Danfoss of all of its shares of Common Stock to a third party, Sauer would have the right to “tag-along” and participate in the sale to the third party on the same terms and conditions by delivering notice to Danfoss within twenty-one (21) days of notification from Danfoss as to the sale.  In such transaction, Sauer will be entitled to sell such portion of the shares to be sold to the third party as equals its percentage of the total number of shares of Common Stock held by it and Danfoss, in the aggregate.  Proceeds received from third parties in any sales in which Sauer “tags along” will be distributed first to Danfoss, for the first $248,028,174.87 of such proceeds, and then to Sauer and Danfoss pro rata based on the number of shares of Common Stock sold by each of them in such sales.

                                                Other than the current Joint Venture Agreement and the prospective Stockholders Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.                                                           Material to be Filed as Exhibits

Exhibit A—Joint Filing Agreement pursuant to Rule 13d-1(k)(1)*

Exhibit B—Share Purchase Agreement, dated as of March 10, 2008, by and between Sauer Holding GmbH and Danfoss A/S

Exhibit C—Form of Stockholders Agreement, dated as of April     , 2008, by and among Sauer Holding GmbH, Danfoss A/S and certain affiliates of Sauer Holding GmbH party thereto

*                                         Incorporated herein by reference to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 26, 2000.

13

SIGNATURE

                After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: March 12, 2008	Danfoss Murmann Holding A/S

	By:	/s/ Nicola Keim
	Name:	Nicola Keim
	Title:	Member of Management Board

	By:	/s/ Jorgen M. Clausen
	Name:	Jorgen M. Clausen
	Title:	Member of Board

Dated: March 12, 2008	Sauer Holding GmbH

	By:	/s/ Dr. Sven Murmann
	Name:	Dr. Sven Murmann

Dated: March 12, 2008	Danfoss A/S

	By:	/s/ Frederik Lotz
	Name:	Frederik Lotz
	Title:	Chief Financial Officer

	By:	/s/ Niels B. Christiansen
	Name:	Niels B. Christiansen
	Title:	Vice CEO

14

Schedule I

Directors and Executive Officers

as of March 10, 2008

Corporation:                             Danfoss Murmann Holding A/S

Supervisory Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Murmann, Dr. Klaus H. Germany	Krokamp 35 24539 Neumunster Germany	Chairman Emeritus of Sauer-Danfoss Inc.	7,500 Common Shares

Murmann, Dr. Sven Germany	Große Elbstraße 145 B 22767 Hamburg Germany	Managing Director	11,500 Common Shares

Keim, Nicola Germany	Schmorellplatz 7 81545 Munchen Germany	Not Employed	11,500 Common Shares

Clausen, Jorgen Denmark	Norborgvej 81, 6430 Nordborg Denmark	President and Chief Executive Officer of Danfoss A/S	68,500 Common Shares

Andersen, Ole Steen Denmark	Vaeldegardsvej 73A 2820 Gentofte Denmark	Not Employed	10,500 Common Shares

Kirk, Hans Denmark	Havbo 5 Horuphay, 6470 Sydals Denmark	Not Employed	10,560 Common Shares

Management Board and Citizenship Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Keim, Nicola Germany	See information above	See information above

Andersen, Ole Steen Denmark	See information above	See information above

15

Corporation:  Sauer Holding GmbH

Supervisory Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Murmann, Dr. Klaus H.	See information above	See information above	See information above

Keim, Dr. Christoph	Schmorellplatz 7, 81545 Munchen, Germany	Attorney with Petersdorff Keim Rechtsanwaltsgesellschaft	None

Murmann, Jan	Alstertwiete 13 20144 Hamburg, Germany	Not presently employed	None

Murmann-Knuth, Dr. Ulrike	Hansastrasse 47, 20144 Hamburg, Germany	Priest with Nordelbische Evanelisch-Lutherische Kirche	None

Officers and Citizenship	Address	Occupation	Shares of Sauer-Danfoss nc. Common Stock

Murmann, Dr. Sven	See information above	See information above	See information above

Prochnow, Manja Germany	Grosse Elbstrasse 145B 22767 Hamburg, Germany	Financial Officer of Sauer Holding GmbH	None

Reimann, Iris Germany	Grosse Elbstrasse 145B 22767 Hamburg, Germany	Financial Officer of Sauer Holding GmbH	None

16

Corporation:          Danfoss A/S

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Jebsen, Hans Michael Denmark	Nordborgvej 81 6430 Nordborg Denmark	Chairman of Jebsen & Co., Ltd.	None

Hoover, William E Denmark	Nordborgvej 81 6430 Nordborg Denmark	Officer, McKinsey & Co.	None

Nyegaard, Henrik E. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Engineer	3,000 Common Shares

Clausen. Peter M. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Senior Vice President	None

Murmann, Dr. Sven	See information above	See information above	See information above

Skibsted, Bente Denmark	Nordborgvej 81 6430 Nordborg Denmark	Director	None

Knopfli, Arno Denmark	Nordborgvej 81 6430 Nordborg Denmark	Engineer	None

Nielsen, Jens Peter Rosendahl Denmark	Nordborgvej 81 6430 Nordborg Denmark	Convenor	None

Hansen, Svend Aage Denmark	Nordborgvej 81 6430 Nordborg Denmark	HR Consultant	None

Exec. Committee and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Clausen, Jorgen M. Denmark	See information above	See information above	See information above

Fausing, Kim Denmark	Nordborgvej 81 6430 Nordborg Denmark	Executive Vice President & COO of Danfoss A/S	None

Lotz, Frederik Denmark	Nordborgvej 81 6430 Nordborg Denmark	Executive Vice President & CFO of Danfoss A/S	See information above

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Christiansen, Niels B. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Vice CEO of Danfoss A/S	None

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Schedule II

Directors and Executive Officers

as of March 10, 2008

Corporation:  Bitten & Mads Clausens Fond

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Nyegaard, Henrik E. Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Clausen, Peter M. Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Clausen, Jorgen M. Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Skibsted, Bente Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Jebsen, Hans Michael Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Kirk, Hans Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Nilsen, Jens Peter Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Hansen, Svend Aage Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Knopfli, Arno Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

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Exhibit B

SHARE PURCHASE AGREEMENT

By and Between

SAUER HOLDING GmbH

(a German limited liability company)

and

DANFOSS A/S

(a Danish stock corporation)

MARCH 10, 2008

EXECUTION COPY

EXECUTION COPY

SHARE PURCHASE AGREEMENT

                                                SHARE PURCHASE AGREEMENT (the “Agreement”), dated as of March 10, 2008,

By and between

Sauer Holding GmbH,

A company with limited liability, duly incorporated and existing pursuant to German law, registered with the commercial register of the Local Court, Kiel under register no. HRB 811KI, with its principal place of business at Große Elbstraße 145 B, D-22767 Hamburg, Germany, duly represented by its managing director (“Geschäftsführer”) duly appointed and authorized to represent the company by sole signature

- hereinafter referred to as “Sauer”

and

Danfoss A/S,

A stock corporation, duly incorporated and existing pursuant to Danish law, with its principal place of business at DK-6430 Nordborg, Denmark, represented by its Executive Vice President and Chief Financial Officer and its Vice Chief Executive Officer duly appointed and authorized to represent the company by their joint signature

- hereinafter referred to as “Danfoss”

- Sauer or Danfoss hereinafter also each referred to as a “Party” or collectively as the “Parties”.

Preamble

                                                Danfoss and Sauer have agreed to restructure their relationship with regard to Danfoss Murmann Holding A/S, a Danish stock corporation with its principal place of business at DK-6430 Nordborg, Denmark, (“Holdco”) and Sauer Danfoss Inc., a Delaware corporation (the “Company”) with its principal place of business at: 250 Parkway Drive, Suite 270, Lincolnshire, IL  60069, U.S.A., the shares of which are listed and publicly traded at the New York Stock Exchange under the symbol: SHS. In connection therewith, the Parties enter into this Agreement and hereby agree as follows:

Table of Definitions

                                                As used herein, the following defined terms shall have the meaning provided therefor in the following Sections (or other portions) of the Agreement:

Defined Term	Section in Which Definition Appears

“Actual Knowledge”	3.1(d)

“Agreement”	Preamble

“Closing Date”	4.1

Defined Term	Section in Which Definition Appears

“Company”	Preamble

“Company Common Stock”	1.1

“Company Plan”	6.9

“Damages”	7.2

“Danfoss”	Introductory Paragraphs

“Employee Benefit Plan”	6.9

“Environmental Laws”	6.10

“ERISA”	6.9

“ERISA Affiliate”	6.9

“Exchange Act”	6.6

“Financial Statements”	6.6

“First Indemnification Period”	7.3

“Geschäftsführer”	Introductory Paragraphs

“Hazardous Materials”	6.10

“Holdco”	Preamble

“IRS”	6.8

“Material Adverse Effect”	3.1(d)

“Party” or “Parties”	Introductory Paragraphs

“Purchase Price”	2.1

“Release”	6.10

“Second Indemnification Period”	7.3

“Sauer”	Introductory Paragraphs

“Sauer’s Knowledge”	6.3

“SEC”	6.6

“SEC Documents”	6.6

“Securities Act”	6.6

“Shareholders Agreement”	4.3(a)(3)

“Shares”	1.1

“Tax” or “Taxes”	6.8

“Tax Returns”	6.8

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Article 1

Purchase of Shares

1.1                                 Sauer hereby agrees to sell and transfer to Danfoss and Danfoss hereby agrees to purchase and acquire from Sauer:

(i) 8,358,561 shares of common stock, USD 0.01 par value per share, of the Company (“Company Common Stock”) ; and

(ii) 250,000 shares, DKR 1.00 par value per share, of Class A voting stock of Holdco; and

(iii) 1,000 shares, DKR 1.00 par value per share, of Class B nonvoting stock of Holdco

- the shares referred to in the preceding clauses (i), (ii) and (iii), collectively, the “Shares”-.

1.2                                 The transfer of title with regard to the Shares shall be subject to the conditions precedent set forth in Article 3 below.

Article 2

Purchase Price

2.1                                 As consideration for the Shares, Danfoss shall pay to Sauer an aggregate purchase price (the “Purchase Price”) in an amount equal to: (i) USD 496,056,349.74, minus (ii) the cash dividend to which Sauer is entitled on the Shares with respect to the third and fourth fiscal quarters of 2007 of  the Company in an aggregate amount of USD 3,009,442, plus (iii) an amount equal to USD 16,490.09 per day multiplied by the number of days in any fiscal quarter in 2008 for which Sauer did not, prior to the Closing Date (as defined below), receive dividends for the Company Common Stock, for the period from the first day of such fiscal quarter through the Closing Date.

2.2                                 The Parties hereby agree that the Purchase Price shall be allocated  among the Shares being acquired by Danfoss hereunder as follows:

                                                (a)                                  USD 248,028,174.87 of the Purchase Price, subject to any increases and deductions pursuant to Section 2.1 (ii) and (iii) above, shall be allocated proportionately to the 8,358,561 shares of Company Common Stock being acquired by Danfoss, reflecting the Parties’ agreement that such price reflects a premium of 30% over the fair market value of such shares of Company Common Stock and Class B Holdco Stock (such fair market value being USD 22.82 per SD Share, determined based on the average closing price of the Company Common Stock for the one hundred twenty (120) calendar day period prior to and ending on March 5, 2008); and

(b)                                 USD 29,673.50 of the Purchase Price shall be allocated proportionately to the 1,000 shares of Class B Holdco Stock being acquired by Danfoss; and

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                                                (c)                                  the remaining USD 247,998,501.37 of the Purchase Price shall be allocated to the 250,000 shares of Class A Holdco Stock being acquired by Danfoss.

2.3                                 All Purchase Price payments shall be made to Sauer’s bank account, the details of which will be delivered by Sauer to Danfoss in writing no later than 3 (three) calendar days before the Closing Date.

Article 3

Conditions Precedent

3.1                                 Danfoss’ obligation to purchase and acquire the Shares and to pay the Purchase Price is subject to the satisfaction, at or prior to the Closing Date (as defined below), of each of the following conditions unless waived by Danfoss at or prior to the Closing Date:

(a)                                  Each of the representations and warranties of Sauer contained in this Agreement shall be complete, true and correct.

(b)                                 Each of the covenants and other agreements contained in this Agreement to be complied with by Sauer on or before the Closing Date shall have been complied with in all material respects.

(c)                                  Each of the consents required in order to consummate the transactions contemplated by this Agreement shall have been obtained by Sauer or the Company on terms and conditions reasonably acceptable to Danfoss and shall be in full force and effect.

(d)                                 Since the date of this Agreement, there must not have been commenced any legal proceeding that, (a) seeks to enjoin, restrain or otherwise prohibit the consummation of the transactions contemplated hereby; (b) seeks to impose criminal penalties in connection with the consummation of the transactions contemplated hereby; or (c) would reasonably be expected to have a Material Adverse Effect (as defined below) on the Company or Danfoss, including, without limitation, preventing, delaying, making illegal, or otherwise interfering with the consummation of any of the transactions contemplated hereby.

“Material Adverse Effect” means, with respect to the Company or a subsidiary in which the Company holds at least 50% of the voting or controlling rights, any event, fact, circumstances or condition that, individually or in the aggregate with any other such events, facts, circumstances or conditions, has had or would be reasonably expected to have (a) a material adverse effect on the business, results of operations, assets or financial condition of such entity and its subsidiaries (if any), taken as a whole, or (b) a material impairment of such entity’s ability to consummate the transactions contemplated hereby. The following shall not be taken into account in determining whether a Material Adverse Effect has occurred, the burden of proof for which is on the Party invoking such exception: (i) any changes which result from the announcement of this Agreement or the consummation of the transactions contemplated hereunder; (ii) any existing event, occurrence or circumstance with respect to which any of the three non-independent board members of the Company nominated by Danfoss being Jörgen Clausen, Ole Steen Andersen and Hans Kirk have Actual Knowledge (as defined below) as of the date hereof; (iii) any material adverse change or effect on the business of the Company which

6

is cured by Sauer before the Closing Date; (iv) any changes in general economic conditions or changes in security markets in general; (v) any proposed or enacted changes to applicable laws; and (vi) any changes that generally affect the industry in which the Company operates (including legal and regulatory changes).  “Actual Knowledge” shall mean the actual knowledge of such person, which shall be deemed to include in particular, but not limited to, any information included in the Financial Statements (as defined below) of the Company for the years 2000-2006 and any information included in the SEC Documents (as defined below) filed by the Company from January 1, 2000 through the date hereof.

(e)                                  Danfoss shall have received each of the deliveries set forth in Section 4.3(a).

(f)                                    The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (including any extension thereof) shall have expired or been earlier terminated.  In addition, the transactions contemplated hereunder shall have received the requisite approvals, non-interference or no-action notices or omissions to act, as the case and laws may provide in the relevant jurisdictions, from all relevant regulatory bodies of the European Union and any other required anti-trust approvals.

(g)                                 The Company shall have effectively adopted amended and restated versions of its certificate of incorporation and by-laws in the form attached as Exhibits 3.1(g)(1) and 3.1(g)(2) hereto.

(h)                                 The Board of Directors and the Audit Committee shall be comprised as set forth in the Stockholders Agreement (as defined below).  The Company shall have abolished the present Executive Committee and the present Nominating Committee.

(i)                                     Danfoss shall have obtained the funds necessary to consummate the purchase of the Shares.

  (j)                               Except as disclosed in the SEC Documents or in the Exhibits hereto, since the date of the most recent audited Financial Statements there shall not have been any event, change, effect or development that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Company.

(k)                                  No party to any material agreement to which the Company is a party or by which the Company or its assets may be bound shall have the right (that has not been waived in writing) to terminate such agreement as a result of or in connection with the consummation of the transactions contemplated hereby.

3.2                                 Sauer’s obligation to sell and transfer the Shares is subject to the satisfaction, at or prior to the Closing Date, of each of the following conditions unless waived by Sauer at or prior to the Closing Date:

(a)                                  Sauer shall have received each of the deliveries set forth in Section 4.3(b).

(b)                                 The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (including any extension thereof) shall have expired or been earlier terminated.  In addition, the transactions contemplated hereunder shall have received the requisite approvals, non-

7

interference or no-action notices or omissions to act, as the case and laws may provide in the relevant jurisdiction, from all relevant regulatory bodies of the European Union and any other required anti-trust approvals.

3.3                                 The transfer of title with regard to all of the Shares shall occur on the Closing Date.  In the event that the conditions precedent set forth in this Article 3 will not have occurred or been waived by the Parties, Section 11.2(b) shall apply.

Article 4

Closing

4.1                                 The transaction contemplated by this Agreement shall be closed without undue delay, but no later than 10 (ten) calendar days after the conditions precedent pursuant to Article 3 have been met (the “Closing Date”).  The Closing shall take place at the offices of Reed Smith LLP in Munich, Germany or at any other place which the Parties agree upon.  The actions to be taken on the Closing Date shall be deemed to have been taken contemporaneously. However, any Party may perform all or part of its obligations prior to the Closing Date.

4.2                                 Should it be necessary or appropriate to obtain governmental approvals, to make further filings or to do similar acts, the Parties shall cooperate in good faith and do all acts and issue all declarations which still might be necessary or appropriate in order to comply with this requirement as soon as possible.  As promptly as practicable after the date of this Agreement and in any event prior to the 10th (tenth) banking day following execution of this Agreement, the Parties will make all filings required to be made by them in order to consummate the transactions contemplated herein.  Between the date of this Agreement and the Closing Date, Sauer and Danfoss will cooperate with respect to all filings that the Parties elect to make or are required by law or otherwise or which are deemed practical to make in connection with the transactions contemplated herein.  All fees or costs required to be incurred in complying with the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the transactions contemplated hereunder or in obtaining the requisite approvals from all relevant regulatory bodies of the European Union or other regulatory bodies in connection therewith shall be split evenly between Danfoss and Sauer.

4.3                                 At the Closing Date or before:

                                                (a)                                  Sauer shall deliver or arrange to be delivered to Danfoss:

1.               certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers) for transfer to Danfoss;

2.               written resignations of the directors previously nominated by Sauer that will not continue to serve as directors after the Closing;

3.               a copy of the Stockholders Agreement, by and between Sauer and Danfoss, dated as of the Closing Date (the “Stockholders Agreement”) duly executed by Sauer, in the form of Exhibit 4.3(a)(3);

8

4.               executed copies of the Agreement between Danfoss on one hand and each of Klaus Murmann, Sven Murmann and Nicola Keim on the other hand relating to non-competition and transfer restrictions in the form of Exhibit 4.3(a)(4);

5.               executed copies of the Agreement between Danfoss on one hand and each of Sauer, Klaus Murmann, Sven Murmann and Nicola Keim on the other hand relating to non-competition in the United States in the form of Exhibit 4.3(a)(5); and

6.               duly executed copies of all other agreements, certifications, and any other documents required or necessary to be executed and delivered by Sauer hereunder at the Closing Date.

                                                (b)                                 Danfoss shall deliver to Sauer:

1.               the Purchase Price payable at the Closing  Date by wire transfer free of cost and fees;

2.               the Stockholders Agreement between Sauer and Danfoss, dated as of the Closing Date, duly executed by Danfoss; and

3.               duly executed copies of all other agreements, certifications, and any other documents required or necessary to be executed and delivered by Danfoss hereunder at the Closing Date.

4.4                                 The Parties shall confirm the execution or non-execution, as the case may be, of the Closing at the Closing Date in a closing protocol addressing the occurrence or non-occurrence or waiver of the conditions precedent set forth in Article 3, a draft of which is attached as Exhibit 4.4 hereto.

Article 5

Legal Ownership

5.1                                 Sauer represents and warrants as of the date hereof and as of the Closing Date that it is the sole and unrestricted owner of the Shares so that it can transfer the Shares to Danfoss, whereby the Shares include 136,350 Shares beneficially owned by SDW Stiftung Deutsche Wirtschaft that Sauer is legally authorized to sell and transfer to Danfoss without any restrictions.  There are no restrictions to sell and transfer the Shares from Sauer to Danfoss in accordance with this Agreement. None of the Shares are pledged or otherwise encumbered with rights of third parties nor has any such encumbrance been announced or threatened or is otherwise reasonably believed to be pending or coming up. No third parties have rights or an option to acquire any of the Shares.

5.2                                 Sauer has no reason to believe that any of the Shares sold pursuant to this Agreement have been subject to restrictions or encumbrances.

9

Article 6

Other Representations and Warranties

                                                Sauer hereby represents and warrants to Danfoss by way of an independent guarantee not requiring fault (selbständiges verschuldensunabhängiges Garantieversprechen), pursuant to Section 311 subsection 1 of the German Civil Code (BGB), that as of the date hereof and as of the Closing Date:

6.1                                 This Agreement constitutes, and upon its execution, the Stockholders Agreement will constitute, the legal, valid, and binding obligation of Sauer, enforceable against Sauer in accordance with its terms.  Sauer has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the Stockholders Agreement and the other documents to be executed in connection herewith and to perform its obligations under this Agreement and the Stockholders Agreement and the documents to be executed in connection herewith.  Except as provided explicitly in this Agreement, neither the execution and delivery of this Agreement and the Stockholders Agreement by Sauer nor the consummation or performance of any of the transactions contemplated by this Agreement and the Stockholders Agreement by Sauer will give any person the right to prevent, delay, or otherwise materially interfere with any of the transactions contemplated by this Agreement and the Stockholders Agreement pursuant to:

(a)                                  any provision of Sauer’s organizational documents;

(b)                                 any resolution or consent adopted by the board of directors, stockholders, members or managers (or equivalent governing persons) of Sauer;

(c)                                  any legal requirement to which Sauer may be subject; or

(d)                                 any material contract to which Sauer is a party or by which Sauer may be bound.

6.2                                 Except as described elsewhere in this Agreement, no permit, consent, approval or authorization of, or declaration to or filing with, any governmental body or other person not made or obtained on or prior to the date of this Agreement, is required in connection with the execution or delivery of this Agreement and the Stockholders Agreement by Sauer or the sale or delivery of the Shares.

6.3                                 Except as set forth in Exhibit 6.3 hereto, there is no pending or threatened suit, action or litigation, or administrative, arbitration or other proceeding or governmental inquiry or investigation questioning the validity of this Agreement or the transactions contemplated hereby, or affecting Sauer or the Company or their respective businesses.  To the knowledge of Sauer, including the knowledge of the three non-independent members of the Company’s board of directors nominated by Sauer being, Klaus Murmann, Sven Murmann and Nicola Keim (collectively, “Sauer’s Knowledge”), there is no awareness for any potential suit, action, litigation, proceeding, inquiry or investigation affecting Sauer or the Company.

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6.4                                 Each of Sauer and the Company is in material compliance with all legal requirements applicable to or affecting it, its properties or its business, and neither Sauer nor the Company has received notice of any claimed violation or default with respect to any legal requirement.

6.5                                 The Company is not (i) in material default under any material agreement to which it is a party or by which any of its assets or properties are bound or affected, (ii) in violation of its organizational documents or any applicable legal requirement, or (iii) in default with respect to any order, writ, injunction or decree of any governmental body binding on it.

6.6                                 The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the U.S. Securities and Exchange Commission (“SEC”) since January 1, 2000, pursuant to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).  As of their respective dates, the Company’s filings with the SEC pursuant to the Exchange Act (the “SEC Documents”) complied in all material respects with the requirements of the Exchange Act or the U.S. Securities Act of 1933, as amended (the “Securities Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of their respective dates, the consolidated financial statements of the Company included in the SEC Documents (the “Financial Statements”) and the related notes complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  The Financial Statements and the related notes have been prepared in accordance with accounting principles generally accepted in the United States, consistently applied, during the periods involved and fairly present in all material respects the consolidated financial position of the Company as of the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments).

6.7                                 Except as disclosed in the SEC Documents, from the date of the most recent audited Financial Statements to the date of this Agreement, the Company has conducted its business only in the ordinary course, and during such period there has not been any event, change, effect or development that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect on the Company.

6.8                                 The Company and its subsidiaries have timely and duly filed all United States federal income Tax Returns (as defined below) and all other material Tax Returns required to be filed by them.  Such returns and reports are correct and complete in all material respects, or requests for extensions to file such returns have been granted and have not expired, except to the extent such failures to file, to be current and complete, or to have such extensions granted and that remain in effect, individually or in the aggregate, would not have a Material Adverse Effect on the Company.  The Company and its subsidiaries have timely paid or made adequate provision on their books for the payment of all Taxes (as defined below) shown to be due on such Tax Returns.  No deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any of its subsidiaries for which adequate reserves are not maintained, except for

11

deficiencies that, individually or in the aggregate would not have a Material Adverse Effect on the Company.  For the purposes hereof “Tax” or “Taxes” shall mean taxes, fees, levies, duties, tariffs, imposts and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, and any interest, penalties, additional taxes and additions to tax imposed with respect thereto.  “Tax Returns” shall mean returns, reports and information statements with respect to Taxes required to be filed with the Internal Revenue Service (the “IRS”) or any other taxing authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns.

6.9                                 For purposes of this Section 6.9: the term “Company” shall also include any “ERISA Affiliate”; “Company Plan” shall mean any Employee Benefit Plan sponsored, maintained or contributed to by the Company; “Employee Benefit Plan” shall mean any “employee pension benefit plan” (as defined in Section 3(2) of ERISA), any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other written or oral plan, agreement or arrangement involving direct or indirect compensation, including insurance coverage, severance benefits, disability benefits, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation or other forms of incentive compensation or post-retirement compensation; “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended; and “ERISA Affiliate” shall mean any person or entity that, together with the Company, is or was at any time treated as a single employer under Section 414 of the Internal Revenue Code of 1986, as amended (“Tax Code”) or Section 4001 of ERISA.

                                                Each Company Plan has been administered in accordance with its terms and the Company has met its obligations with respect to each Company Plan and has made all required contributions thereto.  There are no proceedings (except claims for benefits payable in the normal operation of the Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Company Plan or asserting any rights or claims to benefits under any Company Plan that could give rise to any Material Adverse Effect on the Company. All the Company Plans that are intended to be qualified under Section 401(a) of the Tax Code have received determination letters from the Internal Revenue Service to the effect that such Company Plans are qualified and the plans and the trusts related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Tax Code, no such determination letter has been revoked and revocation has not been threatened, and no such Company Plan has been amended since the date of its most recent determination letter or application therefor in any respect, and no act or omission has occurred, that would adversely affect its qualification or materially increase its cost.  Except as set forth in Exhibit 6.9, at no time has the Company sponsored, maintained or been obligated to contribute to an Employee Benefit Plan subject to Section 412 of the Tax Code or Title IV of ERISA or that is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).  There are no unfunded obligations under any Company Plan providing benefits after termination of employment to any employee of the Company (or to any beneficiary of any such employee), including but not limited to retiree health coverage and deferred compensation, but excluding continuation of health coverage required to be continued under applicable legal requirements.  The assets of each Company Plan which is funded are reported at their fair market value on the Financial Statements.  No “prohibited transaction,” as defined in Section 406 of ERISA or Section 4975 of the Tax Code, has occurred with respect to any Company Plan for which a statutory or

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administrative exemption is not available.  The execution of the Agreement and the consummation of the transactions contemplated by the Agreement (alone or together with any other event) will not (i) entitle any person to any payment, forgiveness of debt, distribution, obligation to fund benefits, or other benefit under or with respect to any Company Plan or (ii) accelerate the time of payment or vesting, or increase the amount, of any retirement, severance, or other benefit, bonus, or other compensation due to any person under or with respect to any Company Plan.

6.10                           Except as set forth in Exhibit 6.10 to this Agreement, during the past three years prior to the date hereof, (i) none of Sauer, the Company and any of its subsidiaries has received any written or oral communication from any person that alleges that the Company or any subsidiary is not in compliance with any Environmental Laws (as defined below) or subject to material liability under any Environmental Laws, the substance of which has not been materially resolved, (ii) the Company and its subsidiaries hold, and are in compliance with, all permits required for the Company and its subsidiaries to conduct their respective businesses under Environmental Laws, and are in compliance with all Environmental Laws, (iii) to Sauer’s Knowledge, the Company has not received any environmental reports that disclose environmental liabilities, (iv) the Company and its subsidiaries have not entered into or agreed to any court decree or order and are not subject to any judgment relating to compliance with any Environmental Laws or to investigation or cleanup of Hazardous Material (as defined below), (v) neither the Company nor any of its subsidiaries has any contingent liabilities including any assumed, whether by contract or operation of law, liabilities or obligations, in connection with any Hazardous Materials (as defined below) or arising under any Environmental Laws in connection with its business or any formerly owned or operated divisions, subsidiaries, or companies, that, individually or in the aggregate, have had or could reasonably be expected to have a Material Adverse Effect on the Company, (vi) there are no known or suspected asbestos-containing materials or vessels containing polychlorinated biphenyls on, at or under any property of the Company, (vii) neither the Company nor any of its subsidiaries has disposed of, or arranged for the disposal of, Hazardous Materials at any onsite or offsite location, and (viii) Sauer is not aware of any Releases (as defined below) of Hazardous Materials on, at or under any of the properties of the Company or any other property or facility formerly owned, leased or operated by the Company, any of its subsidiaries or any of their respective predecessors.  The term “Environmental Laws” means any and all applicable laws, rules and regulations, judgments and permits issued, promulgated or entered into by or with any governmental entity, relating to the environment, preservation or reclamation of natural resources, or to the protection of human health as it relates to the environment, including applicable laws relating to noise levels, or to the management, Release or threatened Release of Hazardous Materials.  The term “Hazardous Materials” means (1) any and all radioactive materials or wastes, petroleum (including crude oil or any fraction thereof) or petroleum distillates, asbestos or asbestos containing materials, urea formaldehyde foam and (2) any other wastes, materials, chemicals or substances regulated pursuant to any Environmental Laws.  The term “Release” means any spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping, pouring, emanation or migration of any Hazardous Material in, into, onto, or through the environment (including ambient air, surface water, ground water, soils, land surface, subsurface strata) or within any building, structure, facility or fixture.

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Article 7

Warranty Period; Indemnification of Danfoss

7.1                                 Apart from the independent representations and warranties set forth in Article 5 and Article 6 Sauer does not make or give any further representations, warranties or guaranties with regard to the Shares, the Company and its subsidiaries and the business of the Company and its subsidiaries.  As Sauer has made certain representations and warranties set forth in Section 6.3 to and including Section 6.10, which Sauer may or may not have been in a position to verify on or before the date hereof, the Parties agree that such conduct by Sauer with regard to the named representations and/or warranties shall not be qualified as a representation and/or warranty “in the blue” as defined by German courts or as willful misconduct or gross negligence respectively, however leaving the representation and/or warranty unaffected in all other respects.

7.2                                 Sauer shall protect, defend, indemnify, and hold Danfoss and its affiliates harmless from and against any and all losses, damages, liabilities, obligations, costs and expenses, including without limitation, reasonable fees and disbursements of counsel, and as adjusted for any insurance proceeds received by, and actual tax benefits to, the Company or specific accruals in the latest Financial Statements of the Company in connection with such event (collectively, “Damages”), sustained or incurred by or asserted against Danfoss, directly or indirectly, as a result of or relating to or arising out of:  (i) any breach of any representation or warranty made by Sauer in this Agreement in connection herewith, (ii) any breach by Sauer of any covenant or obligation, if any, of Sauer in this Agreement surviving Closing Date, (iii) any recall of, or product liability arising in connection with, products manufactured and/or sold by the Company no later than 12 months prior to the Closing Date and (iv) any claim brought by Hymix in connection with the facts and events described in Exhibit 6.3 hereto.  Although a representation or warranty of Sauer may not be deemed breached unless or until a certain standard as to “material”, “materiality” or Material Adverse Effect to which such representation or warranty is subject has been met, for purposes of calculating Damages in connection with this Section 7.2, such Damages for a breach of any such representation or warranty by Sauer in this Agreement shall be measured without giving effect to any such standard.

7.3                                 Notwithstanding the foregoing Section 7.2, but subject to Section 7.5, Sauer shall not be required to indemnify Danfoss and its affiliates:

                                                (a)                                  with respect to a breach of a certain representation or warranty made by Sauer in Article 6 of this Agreement, if on or before the date hereof any of the three non-independent members on the board of the Company designated by Danfoss as named in Section 3.1(d)(ii) has Actual Knowledge of the breach of such representation or warranty (provided, that the knowledge of Danfoss of the Hymix events and facts set forth in Exhibit 6.3 hereof, shall not limit Danfoss’ right to be indemnified for such Damages);

(b)                                 unless the Damages in connection with any certain occurrence (for the purposes hereof, Damages arising from any single product or a group of similar products manufactured or sold by the Company shall be deemed one occurrence) shall exceed USD 3,500,000; provided, that in the event that such threshold is exceeded, Sauer shall

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be required to indemnify Danfoss and its affiliates for the full amount of the Damages (i.e., including the first USD 3,500,000 of Damages);

(c)                                  subject to the limitations set forth in Section 7.6, for Damages in excess of USD 70,000,000 for claims arising on or before the date that is 7.5 years after the Closing Date (the “First Indemnification Period”); and

(d)                                 subject to the limitations set forth in Section 7.6, for Damages in excess of USD 35,000,000 for claims arising after the date that is 7.5 years after the Closing Date but on or before the date that is 15 years after the Closing Date (the “Second Indemnification Period”).

For the avoidance of doubt, in case that within the First Indemnification Period Damages to Danfoss in the amount of less than USD 35,000,000 have occurred, the remaining aggregate and overall maximum liability of Sauer under this Agreement for the Second Liability Period shall be limited to USD 35,000,000.  In case that within the First Indemnification Period Damages to Danfoss in excess of USD 35,000,000 have occurred, the remaining aggregate and overall maximum liability of Sauer under this Agreement shall be limited to the amount of USD 35,000,000 reduced by such amount of Damages in excess of USD 35,000,000 already occurred within the First Indemnification Period so that in no case Sauer’s overall and maximum liability for Damages under this Agreement will exceed USD 70,000,000.

7.4                                 Any Damages to the Company and its affiliates shall be adjusted as provided for in the first sentence of Section 7.2.  Such Damages will then be recoverable in the equivalent of 17.3596% of its face value.  Thus, by way of example, if: (i) the Company suffers damages of USD 100,000,000 as a result of multiple lawsuits related to one product it manufactured prior to the Closing Date, (ii) the Company recovers USD 10,000,000 from an insurance policy, (iii) the Company has an actual tax benefit of USD 30,000,000, and (iv) Danfoss incurs USD 1,000,000 of costs in collecting the Damages, the Damages to Danfoss will equal USD 11,415,760 (17.3596% multiplied by USD 60,000,000, plus USD 1,000,000).

7.5                                 Notwithstanding Section 7.3, the Parties expressly agree that no limitation or cap on liability is available in connection with Damages incurred by Danfoss as a result of a breach of any representation or warranty made in Article 5 of this Agreement.

7.6                                 (i) The representations and warranties set forth in Section 6.8 (Taxes) shall survive until the date that is one hundred twenty (120) days after the expiration of the applicable statute of limitations, (ii) the representations and warranties set forth in Section 6.10 (Environmental Laws) shall survive for a period of fifteen (15) years after the Closing Date, (iii) the representations and warranties set forth in Article 5 of this Agreement shall survive indefinitely, (iv) all other representations, and warranties set forth in Article 6 of this Agreement shall survive for a period of twelve (12) months after the Closing Date and (v) all other covenants and obligations set forth in this Agreement shall survive for a period of twelve (12) months after the Closing Date unless expressly otherwise specified in such covenant or obligation.

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7.7                                 Sauer shall maintain a minimum amount of equity capital (Eigenkapital) of USD 70,000,000 during the First Indemnification Period and USD 35,000,000 during the Second Indemnification Period unless such amounts were reduced by the occurrence of Damages.  By signing this Agreement, each of Klaus Murmann, Sven Murmann and Nicola Keim agree to the foregoing and agree to cause Sauer to comply with the foregoing covenant.

7.8                                 The remedies set forth in this Article 7 shall be the only remedies of Danfoss in case of a breach of the representations and warranties set forth in Article 6. In particular, any rights in the event of defects pursuant to Section 437 et seq. of the German Civil Code (BGB) in particular rescission or cancellation (Rücktrittsrechte) or reduction of the purchase price (Minderung) as well as the right of avoidance (Anfechtung) of this Agreement shall be excluded to the extent legally permissible. Any liability for a violation of duties (Haftung wegen Pflichtverletzung) pursuant to Section 280 et seq. of the German Civil Code (BGB), violation of duties in respect of the conduct of contractual negotiations (Verletzung von Pflichten bei der Durchführung von Vertragsverhandlungen) pursuant to Section 311 subsection 2 of the German Civil Code (BGB) interference with the commercial basis of the Agreement (Störung der Geschäftsgrundlage) pursuant to Section 313 of the German Civil Code (BGB) shall be expressly excluded to the extent legally permissible.

7.9                                 If and to the extent that this Agreement should not be consummated by the Parties and closed at the Closing Date for any reason whatsoever, the Parties will not hold each other liable for any frustrated expenses incurred, including, but not limited to, advisors’ fees, travel expenses and time spent.

Article 8

Representations and Warranties by Danfoss

                Danfoss hereby represents and warrants to Sauer by way of an independent guarantee not requiring fault (selbstständiges verschuldensunabhängiges Garantieversprechen), pursuant to Section 311 subsection 1 of the German Civil Code (BGB), that as of the date hereof and as of the Closing Date:

8.1           This Agreement constitutes, and upon execution the Stockholders Agreement will constitute, the legal, valid, and binding obligation of Danfoss, enforceable against Danfoss in accordance with its terms.  Danfoss has the absolute and unrestricted right, power, authority, and capacity to execute and deliver this Agreement and the Stockholders Agreement and the other documents to be executed in connection herewith and to perform its obligations under this Agreement and the Stockholders Agreement and the documents to be executed in connection herewith.  Except as provided explicitly in this Agreement, neither the execution and delivery of this Agreement and the Stockholders Agreement by Danfoss nor the consummation or performance of any of the transactions contemplated by this Agreement and the Stockholders Agreement by Danfoss will give any person the right to prevent, delay, or otherwise materially interfere with any of the transactions contemplated by this Agreement and the Stockholders Agreement pursuant to:

(a)                                  any provision of Danfoss’ organizational documents;

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(b)                                 any resolution or consent adopted by the board of directors, stockholders, members or managers (or equivalent governing persons) of Danfoss;

(c)                                  any legal requirement to which Danfoss may be subject; or

(d)                                 any material contract to which Danfoss is a party or by which Danfoss may be bound.

8.2                                 Except as described elsewhere in this Agreement, no permit, consent, approval or authorization of, or declaration to or filing with, any governmental body or other person not made or obtained on or prior to the date of this Agreement, is required in connection with the execution or delivery of this Agreement and the Stockholders Agreement by Danfoss or the sale or delivery of the Shares.

Article 9

No Waiver

                                                The failure of any Party to assert any of its right under this Agreement shall not constitute a waiver of any such rights.

Article 10

Notices

                                                Any notice required or permitted hereunder shall be sufficiently given only if delivered by courier addressed as follows or to such other address or addresses as may thereafter be furnished in writing by notice similarly given by one Party to the other, whereby the receipt of such written notice shall be deemed to have occurred on that day and at the time evidenced by the delivery receipt:

(a)	If to SAUER:

Sauer Holding GmbH
Attn.: Geschäftsführung
Große Elbstraße 145 B
D-22767 Hamburg, Germany,

With a copy to:

Grüter Rechtsanwälte und Notare
Attn: Dr. Ina-Maria Böning
Angerstraße 14-18
D-47051 Duisburg, Germany

17

(b)	If to DANFOSS:

Danfoss A/S
Attn.: General Counsel
DK-6430 Nordborg, Denmark.

With a copy to:

Reed Smith LLP
Attn.: Uri Doron, Esq.
599 Lexington Avenue
New York, NY 10022, USA

                                                In order to comply with any notice period pursuant to this Agreement any such written notice has to be delivered to the other Party at the very latest on the last calendar day of the notice period, irrespective of whether or not such last calendar day is a bank holiday anywhere in the United States, Denmark and/or Germany.

Article 11

Amendments; Termination

11.1                           Amendments, changes and modifications of this Agreement are only valid, if they have been made in writing signed by the duly authorized representatives of the Parties. The same shall apply as to the waiver or modification of this written form requirement.

11.2                           This Agreement may, by notice given prior to or at the Closing Date, be terminated:

(a)                                  by either Danfoss or Sauer if a material breach of any provision of this Agreement has been committed by the other Party and such breach has not been waived; provided, that written notice has been given to such other Party of the intention to terminate this Agreement due to such breach and such other Party has not cured such breach within 30 (thirty) calendar days of receipt of such notice;

(b)                                 by Danfoss and/or Sauer if any of the conditions precedent in Article 3 have not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of Danfoss and/or Sauer, as the case may be, to comply with their respective obligations under this Agreement) and Danfoss and/or Sauer, as the case may be, has not waived such condition on or before the Closing Date;

(c)                                  by mutual written consent of Sauer and Danfoss; or

(d)                                 by either Sauer or Danfoss if the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement to comply with its obligations under this Agreement) on or before October 30, 2008, or such later date that the Parties may agree upon in writing.

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11.3                           In case of termination those provisions of the Agreement will survive which survive by their very nature, such as confidentiality, applicable law, venue etc.

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Article 12

Severability

                                                Should any provision of this Agreement or any provision to be incorporated in the future be or become invalid or unenforceable, the validity of the balance of this Agreement shall not be affected thereby.  The same applies, if this Agreement contains any omissions. In lieu of the invalid or unenforceable provision or in order to complete any omission, a fair provision shall apply, which, to the extent legally permissible, comes as close as possible to what the Parties had intended or would have intended according to the spirit and commercial purpose of this Agreement, if they had considered the matter at the time this Agreement was executed.

Article 13

Governing Law, Arbitration

13.1                           This Agreement shall be governed by the laws of the Federal Republic of Germany as applicable between domestic Parties; provided, that the transfer of the Shares of the Company will be governed by Delaware law.

13.2                           The Parties shall endeavor to settle all disputes and conflicts arising out of or in connection with this Agreement amicably and in good faith. Should those attempts fail, all disputes between the Parties arising out of or in connection with this Agreement, including disputes concerning the validity of this Agreement, shall be finally settled under the Arbitration Rules of the International Chamber of Commerce, Paris, by three arbitrators to be appointed in accordance with said Rules. The place of arbitration shall be Copenhagen. The language of arbitration shall be English.  The jurisdiction of ordinary courts shall be excluded except for the rights of the Parties to seek for preliminary injunction or similar relief.

Article 14

Taxes

                                                All and any taxes in connection with this Agreement, the Stockholders Agreement and the transactions contemplated hereby and thereby, shall be borne by each Party, as they are assessed and charged by the relevant tax authorities.  Danfoss will not pay any taxes for Sauer, be it income, corporate income, capital gain or otherwise, be it in the U.S., Germany or Denmark.  Sauer will pay its own taxes in the U.S., Germany and any other applicable jurisdiction. Sauer will not pay any taxes for Danfoss, be it income, corporate income, capital gain or otherwise, be it in the U.S., Germany or Denmark.  Danfoss will pay its own taxes in the U.S., Germany and any other applicable jurisdiction.

Article 15

Entire Agreement

                                                This Agreement, including the exhibits hereto, and the Stockholders Agreement and the exhibits thereto set forth the entire understanding of the Parties with respect to the transactions contemplated hereby and shall not be modified or amended except by written agreement of all Parties hereto.

REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

20

Place, date	Place, date

DANFOSS A/S			SAUER HOLDING GMBH

By:	/s/ Niels B. Christiansen		By:	/s/ Ina-Maria Bōning
	Name:	Niels B. Christiansen		Name: Ina-Maria Bōning
	Title:	Vice CEO		Title:Attorney at Law by power of attorney

/s/ Frederik Lotz
Name:	Frederik Lotz
Title:	Executive Vice President
and CFO

FOR THE PURPOSES OF SECTION 7.7 HEREOF:

Place, date

/s/ Ina-Maria Bōning, by power of attorney
KLAUS MURMANN

Place, date

/s/ Ina-Maria Bōning, by power of attorney
SVEN MURMANN

Place, date

/s/ Ina-Maria Bōning, by power of attorney
NICOLA KEIM

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Exhibit C

STOCKHOLDERS AGREEMENT

By and Between

SAUER HOLDING GmbH

(a German limited liability company)

and

DANFOSS A/S

(a Danish stock corporation)

April     , 2008

i

STOCKHOLDERS AGREEMENT

STOCKHOLDERS AGREEMENT (this “Agreement”), dated as of April     , 2008,

By and between

Sauer Holding GmbH,

A company with limited liability, duly incorporated and existing pursuant to German law, registered with the commercial register of the Local Court Kiel under register no. HRB 811 KI, with its principal place of business at Große Elbstraße 145 B, D-22767 Hamburg, Germany, duly represented by its managing director (“Geschäftsführer”) duly appointed and authorized to represent the company by sole signature

- hereinafter referred to as “Sauer”

and

Danfoss A/S,

A stock corporation, duly incorporated and existing pursuant to Danish law, with its principal place of business at DK-6430 Nordborg, Denmark, represented by its Executive Vice President and Chief Financial Officer and its Vice Chief Executive Officer duly appointed and authorized to represent the company by their joint signature

- hereinafter referred to as “Danfoss”

Danfoss and Sauer hereinafter each also referred to as a “Party” or also collectively referred to as the “Parties”.

W I T N E S S E T H:

A.                                 On January 22, 2000 Danfoss and Sauer (formerly named K. Murmann Verwaltungsgesellschaft mbH) entered into a Joint Venture Agreement pertaining to a close cooperation in the field of Mobile Hydraulics by way of combining the respective activities of the former Sauer Inc. (renamed Sauer-Danfoss Inc.; hereinafter referred to as “SD” or the “Company”) and Danfoss.  For this purpose the Danfoss Murmann Holding A/S, Nordborg, Denmark (“Holding”) with a registered capital stock amounting to DK 500,000 divided into 500,000 Class A shares (the “Class A Shares”) and 18,241,962 Class B Shares (the “Class B Shares”), has been founded in which both Parties have equal vote and which was intended to hold the majority of SD ordinary common stock in direct successorship of Sauer’s majority position when signing the Joint Venture Agreement.  To reach this target, Sauer and Danfoss should have made certain contributions in kind to Holding against receipt of defined numbers of Class B shares of Holding, i.e. Sauer should have contributed to Holding 10,362,500 shares of SD common stock, par value USD 0.01 per share (“SD Shares”) and Danfoss should have contributed to Holding the Danfoss Mobile Hydraulics business; the latter has been transferred from Holding to SD against SD Shares duly issued to Holding.  However, due to outstanding decisions of certain tax authorities, in February 2000 the Parties amended the Joint Venture Agreement dated January 22, 2000 reducing Sauer’s obligation to contribute SD Shares in a first step only to 1,000 SD Shares, which has been the actual status to date.  The Joint Venture Agreement dated January 22, 2000 and the amendment hereto are hereinafter collectively referred to as “Joint Venture Agreement”.

B.                                   Immediately prior to the date hereof each of the Parties and Holding owned the following number of SD Shares:

Danfoss:                                            0 SD Shares

Sauer:                                                           18,387,825 SD Shares

Holding:                                              18,241,962 SD Shares

Immediately prior to the date hereof the shares of Holding were owned as follows:

Danfoss:                                            250,000 Class A Shares and 18,240,962 Class B Shares

Sauer:                                                           250,000 Class A Shares and 1,000 Class B Shares

C.                                   Concurrently herewith Sauer is selling and transferring to Danfoss and Danfoss is purchasing and acquiring from Sauer, pursuant to that certain Share Purchase Agreement, dated March 10, 2008 (the “SPA”) 8,358,561 SD shares, and all of the Class A Shares and Class B Shares of Holding.  As a result of the consummation of the SPA and as of the date hereof, each of the Parties and Holding owns the following number of SD Shares:

Danfoss:                                            8,358,561 SD Shares

Sauer:                                                           10,029,264 SD Shares

Holding:                                              18,241,962 SD Shares

D.                                  The Parties have agreed to restructure their relationship as defined in the Joint Venture Agreement by entering into this Stockholders Agreement (hereinafter referred to as the “Agreement”).

Now, therefore, in consideration of the premises and covenants set forth herein and for good and valuable consideration, the Parties enter into this Agreement and hereby agree as follows:

Table of Definitions

                                               As used herein, the following defined terms shall have the meaning provided therefor in the following Sections (or other portions) of the Agreement:

Defined Term	Section in Which Definition Appears
“Accelerated Call Option”	Section 4.4
“Accelerated Put Option”	Section 3.8
“Acquisition”	Section 6.1
“Actual 2009 Net Debt”	Section 3.4.2.3
“Actual 2011 Net Debt”	Section 3.4.2.4
“Adjusted Put Option Purchase Price”	Section 3.4.2
“Agreement”	Preamble
“Board” or “Board of Directors”	Section 2.1.1 (final paragraph)
“Call Option” or “Call Options”	Section 4.3
“Certificate of Incorporation”	Section 2.1

Defined Term	Section in Which Definition Appears
“Change of Control”	Section 2.1.4.1
“Class A Shares”	Recitals
“Class B Shares”	Recitals
“Company”	Recitals
“Company Sale”	Section 2.1.4.1
“Daily Dividend Amount”	Section 3.6.1
“Danfoss”	Preamble
“Danfoss Tag-Offered Shares”	Section 6.3
“Deferred Closing Date”	Section 3.7
“Disposal”	Section 6.1
“Drag-Along Notice”	Section 5.2
“Drag-Along Right”	Section 5.1
“Drag Contract”	Section 5.2
“Dragged Shares”	Section 5.1
“Drag-Offered Shares”	Section 5.1
“Drag Price”	Section 5.3.1
“Dr. Murmann”	Section 2.1.5
“Equitable Adjustment”	Section 2.1.4.2
“Expert Arbitrator”	Section 3.5
“Financial Statements”	Section 3.2
“First Call Option”	Section 4.2
“First Option Exercise Window”	Section 3.2
“First Option Share Package”	Section 3.2
“First Put Option”	Section 3.2
“Governing SD Business Year”	Section 3.4.1
“Holding”	Recitals
“Independence Rules”	Section 2.1.1.1
“Independent Danfoss Designees”	Section 2.1.1.3
“Independent Sauer Designee”	Section 2.1.1.1
“Joint Venture Agreement”	Recitals
“LIBOR”	Section 3.6
“materiality”	Exhibit 3.4.1.2

Defined Term	Section in Which Definition Appears
“Maximum Put Option Purchase Price”	Section 3.4.1
“Minimum Put Option Purchase Price”	Section 3.4.1
“Net Debt”	Section 3.4.2.1
“Non-Compete and Non-Solicitation Period”	Section 7.1.1
“Non-Independent Danfoss Designees”	Section 2.1.1.4
“Non-Independent Sauer Designee”	Section 2.1.1.2
“Notified Put Option Purchase Price”	Section 3.5
“Option Closing Date”	Section 3.6
“Party” or “Parties”	Preamble
“Profit Improvement Program Costs”	Exhibit 3.4.1.2
“Pro Rata Dividends”	Section 3.6.2
“Purchase Offer” or “Purchase Offers”	Section 3.1
“Put Option Exercise Windows”	Section 3.3
“Put Option Purchase Price”	Section 3.4
“Put Options”	Section 3.3
“ROFR Notice”	Section 6.2.1
“Sale Offer” or “Sale Offers”	Section 4.1
“Sauer”	Preamble
“SD”	Recitals
“SD Shares”	Recitals
“Second Call Option”	Section 4.3
“Second Option Exercise Window”	Section 3.3
“Second Option Share Package”	Section 3.3
“Second Put Option”	Section 3.3
“Shares”	Section 2.1
“Sold SD Shares”	Section 4.1
“SPA”	Recitals
“Tag-Along Notice”	Section 6.3
“Tag-Along Right”	Section 6.3
“Tagged Shares”	Section 6.3
“Tag-Offered Shares”	Section 6.3
“Tag Purchaser”	Section 6.3

Defined Term	Section in Which Definition Appears
“Transfer Shares”	Section 6.2.1
“2009 Presumed Net Debt”	Section 3.4.2.2
“2011 Presumed Net Debt”	Section 3.4.2.2
“U.S. GAAP”	Exhibit 3.4.1.2

ARTICLE 1
TERMINATION OF THE JOINT VENTURE AGREEMENT

                                              The Parties hereby terminate the Joint Venture Agreement with immediate effect with the consequence that there are no outstanding rights and obligations of the Parties under the Joint Venture Agreement.  In particular, Sauer’s obligation to contribute further SD Shares to Holding shall terminate. Danfoss shall be obligated upon Sauer’s request to delete the name “Murmann” from Holding’s name within three month of such written request.

ARTICLE 2
AGREEMENT TO VOTE

2.1                               Agreement to Vote.  During the term of this Agreement, to the extent they are entitled under SD’s Amended and Restated Certificate of Incorporation, as amended from time to time (the “Certificate of Incorporation”), to vote on or give written consent with respect to a particular matter (which may include voting or giving consent within separate classes), the Parties agree to vote or give written consent (and otherwise use his, her or its best efforts) with respect to all of the shares of SD’s voting securities now or hereafter owned by them, whether beneficially or otherwise (the “Shares”) to do the following:

2.1.1                                  Board of Directors Composition.  The Parties shall vote or act with respect to their Shares so as always to elect the following as directors of the Company:

2.1.1.1                         One (1) designee of Sauer who will be independent (the “Independent Sauer Designee”) pursuant to the definitions of the New York Stock Exchange and any other applicable rules and regulations (the “Independence Rules”).  Any vacancy occurring because of the death, resignation or removal of the Independent Sauer Designee shall be filled according to this Section 2.1.1.1.  The Independent Sauer Designee shall also be a member of the Audit Committee.

2.1.1.2                         One (1) designee of Sauer who does not have to be independent pursuant to the Independence Rules (the “Non-Independent Sauer Designee”).  Any vacancy occurring because of the death, resignation or removal of the Non-Independent Sauer Designee shall be filled according to this Section 2.1.1.2.  The Non-Independent Sauer Designee shall also serve as the Vice Chairman of the Board.

2.1.1.3                         Two (2) designees of Danfoss who will be independent pursuant to the Independence Rules (the “Independent Danfoss Designees”).  Any vacancy occurring because of the death, resignation or removal of any of the Independent Danfoss Designees shall be filled according to this Section 2.1.1.3.  The Independent Danfoss Designees shall also be members of the Audit Committee.

2.1.1.4                         Six (6) designees of Danfoss who do not have to be independent pursuant to the Independence Rules (the “Non-Independent Danfoss Designees”).  Any vacancy occurring because of the death, resignation or removal of any of the Non-Independent Danfoss Designees shall be filled according to this Section 2.1.1.4.

The Parties shall vote or act with respect to the Shares against any nominee to SD’s Board of Directors (the “Board” or “Board of Directors”) not nominated or designated by the Parties or entities entitled to so designate a member of the Board pursuant to this Section 2.1.1.

2.1.2                                  Removal.  The Parties shall vote or act with respect to the Shares so as to remove any director as follows: (i) remove the Independent Sauer Designee or the Non-Independent Sauer Designee if and only if requested by Sauer and (ii) remove any of the Independent Danfoss Designees or the Non-Independent Danfoss Designees if and only if requested by Danfoss.

2.1.3                                  Board Size.  The Parties shall vote or act with respect to the Shares so as to fix a number of directors constituting the Board of Directors at ten (10) members, and to maintain the composition of the Board of Directors, at:

one (1) Independent Sauer Designee;

one (1) Non-Independent Sauer Designee;

two (2) Independent Danfoss Designees; and

six (6) Non-Independent Danfoss Designees.

2.1.4                                  Company Sale.

2.1.4.1                         Subject to the terms and conditions contained herein, including (i) the following clauses in this Section 2.1.4, (ii) the Drag-Along Right pursuant to Article 5, and (ii) the Tag-Along Right pursuant to Section 6.3, if Danfoss proposes a transaction (a “Company Sale”) that would result in a Change of Control (as defined below) all Parties hereby agree to consent to such Company Sale and raise no objections and, if applicable, vote their Shares in favor of such proposed Company Sale and each Party shall take all actions that Danfoss reasonably deems necessary or desirable in connection with the consummation of the Company Sale.  Without limiting the generality of the foregoing, it is expressly agreed that, in respect of a Company Sale no Party will assert any “dissenter’s” or similar statutory or legal right, or otherwise assert any challenge to, such Company Sale.  For purposes of this Agreement, a “Change of Control” means: (a) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any stock purchase, share exchange, reorganization, merger or consolidation), unless immediately after such acquisition or sale, Danfoss will hold or control directly or indirectly at least 50% of the voting power of the surviving or acquiring entity and excluding any transaction the majority of the proceeds from which are retained by Company for working capital or similar purposes, or (b) a sale, transfer, lease, exclusive license or other disposition of all or substantially all of the assets, intellectual property or technology of the Company, unless immediately after such sale Danfoss will hold or control directly or indirectly at least 50% of the voting power of such acquiring entity.

2.1.4.2                         The obligations of the Parties with respect to a Company Sale are subject to the satisfaction of the condition that the agreement executed, or to be executed, by Danfoss or SD to carry out the Change of Control provides for all of the holders of SD Shares to receive the same form and amount of consideration per SD Share as the other holders of the SD Shares, or if any holders of SD Shares are given an option as to the form and amount of consideration to be received, all holders of SD Shares will be given the same option as the other holders of SD Shares; provided, that any employment, consulting or other arrangements for the provision of services that SD or any successor entity may enter into with any holder of SD Shares shall be excluded from determining if any holder of SD Shares received the same consideration, in either form or amount, as the other holders of SD Shares in connection with such Change of Control and; provided, further, that in no event will Sauer receive consideration per SD Share (except for any Tagged Shares) valued at less than USD 29.67 or in excess of USD 49.45, such amounts subject to adjustments as a result of stock splits, reclassification of stock, combinations of stocks or similar transactions (hereinafter “Equitable Adjustment”).

2.1.5                                  Chairman Emeritus.  Danfoss hereby agrees to use its best efforts to take, or to cause to be taken, all actions necessary to: (i) continue the position of Prof. Dr. Klaus H. Murmann (“Dr. Murmann”) as the Chairman Emeritus of the SD Board for his lifetime and (ii) to make sure that the retirement benefits granted to Dr. Murmann in the Consulting Agreement between Dr. Murmann and the Company, dated May 5, 2004, will remain unaffected for his lifetime.  Subject to Section 2.1.7 below, Dr. Murmann shall be entitled to participate, as an observer with no voting rights, at the meeting of the Board of Directors held immediately subsequent to the annual meeting of the shareholders of SD or at any different board meeting as agreed between the Parties.

2.1.6                                  Operations in Neumünster, Germany.  Subject to Section 2.1.7 below, and subject to the SD Board of Director’s fiduciary duties, the Parties agree to use their best efforts to cause SD to continue the operations in Neumünster as currently conducted without any significant restructuring for as long as such operations remain, in SD Board’s discretion, competitive.

2.1.7                                  Term of Rights.  The Parties agree that: (i) the rights of Sauer under this Article 2, (ii) the rights of Dr. Murmann under the last sentence of Section 2.1.5 and (iii) the obligations set forth in Section 2.1.6 shall remain in effect only as long as Sauer will be the owner of at least the Second Option Share Package (as defined in Section 3.3 below); provided, that the agreements in Section 2.1.5 (i) and (ii) will remain in effect for the lifetime of Dr. Murmann.

ARTICLE 3
PUT OPTION OF SAUER

3.1                               Put Option - General.  Sauer shall have the right, but not the obligation, to sell and transfer all or part of its SD Shares to Danfoss by way of accepting the purchase offers granted by Danfoss to Sauer as set forth in more detail in Sections 3.2 and 3.3 below (these purchase offers, each a “Purchase Offer” or, collectively “Purchase Offers” and the SD Shares being subject of any Purchase Offer hereinafter referred to as “Sold SD Shares”).  For the avoidance of doubt the Parties agree that any of the Put Options granted pursuant to this Agreement can be exercised independently of any other Put Option, and in the sole discretion of the Party granted such Option.  However, any Put Option granted can only be exercised in its entirety, (i.e., no partial exercise of any Put Option).

3.2                               First Put Option.  Danfoss irrevocably offers Sauer to purchase and acquire 5,014,632 SD Shares held by Sauer (the “First Option Share Package”) against payment of the Put Option Purchase Price calculated in accordance with Section 3.4 below.  In connection therewith, Danfoss shall deliver to Sauer SD’s signed audited consolidated financial statements (the “Financial Statements”) for fiscal year 2009 no later than July 31, 2010.  The Purchase Offer may be accepted by Sauer only in total (i.e., for all but not less than all the First Option Share Package) by delivery of a written notice to Danfoss no later than August 21, 2010 (such option, the “First Put Option” and such 21-day period, the “First Option Exercise Window”).  The number of SD Shares included in the First Option Share Package shall be reduced by 50% of any Dragged Shares (as defined in Section 5.1 below) and/or any Tagged Shares (as defined in Section 6.3 below) sold by Sauer prior to the sale of the First Option Share Package.  For the avoidance of doubt, the term “First Option Share Package” includes reductions in the number of SD Shares as defined in the immediately preceding sentence of this Section 3.2.

3.3                               Second Put Option.  Danfoss further irrevocably offers Sauer to purchase and acquire the remaining 5,014,632 SD Shares held by Sauer (the “Second Option Share Package”) against payment of the Put Option Purchase Price calculated in accordance with Section 3.4 below. In connection therewith, Danfoss shall deliver to Sauer SD’s Financial Statements for fiscal year 2011 no later than July 31, 2012.  The Purchase Offer may be accepted by Sauer only in total (i.e., for all but not less than all the Second Option Share Package) by delivery of a written notice to Danfoss no later than August 21, 2012 (such option, the “Second Put Option” and such 21-day-period, the “Second Option Exercise Window”).  The First Put Option and the Second Put Option are collectively referred to as the “Put Options”, and the First Option Exercise Window and the Second Option Exercise Window are collectively referred to as the “Put Option Exercise Windows”.  The number of SD Shares included in the Second Option Share Package shall be reduced by 50% of any Dragged Shares (as defined in Section 5.1 below) and/or any Tagged Shares (as defined in Section 6.3 below) sold by Sauer prior to the sale of the First Option Share Package and by 100% of the Dragged Shares and/or Tagged Shares respectively sold by Sauer after the sale of the First Option Package and before the sale of the Second Option Share Package.  For the avoidance of doubt, the term “Second Option Share Package” includes reductions in the number of SD Shares as defined in the immediately preceding sentence of this Section 3.3.

3.4                               Put Option Purchase Price Calculation.  The purchase price per SD Share for the Sold SD Shares to be paid by Danfoss to Sauer in case of the exercise of a Put Option (hereinafter referred to as “Put Option Purchase Price”) shall be calculated as follows:

3.4.1                                  The Put Option Purchase Price shall be calculated on the basis of the Operating Income of SD (as defined and set forth in SD’s Financial Statements) in the SD 2009 business year in connection with the First Put Option and on the basis of the Operating Income of SD in the SD 2011 business year in connection with the Second Put Option (2009 or 2011, as applicable, each respectively the “Governing SD Business Year”).  The minimum Put Option Purchase Price (per SD Share) shall in each case be at least USD 29.67 (subject to Equitable Adjustment) (hereinafter referred to as “Minimum Put Option Purchase Price”) and the maximum Put Option Purchase Price (per SD Share) shall be USD 49.45 (subject to Equitable Adjustment) (hereinafter referred to as “Maximum Put Option Purchase Price”).  The Put Option Purchase Price shall be calculated pursuant to the formula set forth in Exhibit 3.4.1.1 hereto based on the Operating Income for the applicable Governing SD Business Year, which shall be calculated pursuant to the accounting principles set forth in Exhibit 3.4.1.2 hereto.

3.4.2                                  The Put Option Purchase Price calculated pursuant to Section 3.4.1 above, shall be adjusted to compensate for any variance in SD’s Net Debt (as defined below), from the Net Debt of SD as currently contemplated, as follows (the “Adjusted Put Option Purchase Price”):

3.4.2.1                         For the purposes of this Section 3.4, “Net Debt” means short and long term interest-bearing debt, plus unfunded pension liabilities, minus cash (and cash equivalents).

3.4.2.2                         The Parties acknowledge and agree that the Put Option Purchase Price has been calculated based on an assumption that: (i) the amount of Net Debt of the Company as of December 31, 2009 shall equal USD 381,000,000 (the “2009 Presumed Net Debt”) and (ii) the amount of Net Debt of the Company as of December 31, 2011 shall equal USD 265,000,000 (the “2011 Presumed Net Debt”).

3.4.2.3                         In the event that the actual Net Debt of the Company as of December 31, 2009 (as derived from its Financial Statements for 2009) (the “Actual 2009 Net Debt”) shall be in excess of the Presumed 2009 Net Debt, an amount equal to: (i) 10.50% of such excess, divided by (ii) 5,014,632 shall be deducted from the Put Option Purchase Price of the First Put Option.  In the event that the Actual 2009 Net Debt of the Company shall be lower than the Presumed 2009 Net Debt, an amount equal to: (i) 10.50% of such difference, divided by (ii) 5,014,632 shall be added to the Put Option Purchase Price of the First Put Option.

3.4.2.4        In the event that the actual Net Debt of the Company as of December 31, 2011 (as derived from its audited Financial Statements for 2011) (the “Actual 2011 Net Debt”) shall be in excess of the Presumed 2011 Net Debt, an amount equal to: (i) 10.50% of such excess, divided by (ii) 5,014,632 shall be deducted from the Put Option Purchase Price of the Second Put Option.  In the event that the Actual 2011 Net Debt of the Company shall be lower than the Presumed 2011 Net Debt, an amount equal to: (i) 10.50% of such difference, divided by (ii) 5,014,632 shall be added to the Put Option Purchase Price of the Second Put Option.

3.5                               Disagreements Regarding Put Option Purchase Price.

3.5.1                                  Within eight (8) weeks after the exercise of a Put Option, Danfoss shall notify Sauer in writing of the Put Option Purchase Price or, as the case may be, the Adjusted Put Option Purchase Price (hereinafter referred to as “Notified Put Option Purchase Price”) accompanied by a detailed written calculation on the basis of the formula set forth in Exhibit 3.4.1.1 hereto and the accounting principles set forth in Exhibit 3.4.1.2 hereto and any adjustments thereto pursuant to Section 3.4.2.  For the purpose of verifying the Notified Put Option Purchase Price, Sauer and/or its advisors shall have reasonable access to all working papers and other documents being relevant for the calculation of the Notified Put Option Purchase Price in accordance with Section 3.4.  If Sauer does not notify Danfoss within ten (10) weeks after receipt of Danfoss’ notification of the Notified Put Option Purchase Price that Sauer is in disagreement with the Notified Put Option Purchase Price, the Notified Put Option Purchase Price shall become binding upon both Parties.  In case of a disagreement, both Parties shall use commercially reasonable best efforts to resolve such disagreement within six (6) additional weeks. Should the Parties fail to resolve the disagreement within this further 6-week-period an expert arbitrator shall be appointed on written request of one or both Parties by the International Centre for Expertise in accordance with the provisions for the appointment of experts under the Rules for Expertise of the International Chamber of Commerce (such arbitrator, the “Expert Arbitrator”).  The Expert Arbitrator shall determine the Put Option Purchase Price on request of one or both Parties, whereby the decision shall be made on the basis of Section 3.4 within the range of the Parties’ disputed positions.  The Expert Arbitrator shall give sufficient opportunity to both Parties to present and explain their positions in written submissions and, if deemed appropriate, in one or more hearings. The decision of the Expert Arbitrator shall be in writing with merits and shall be final and binding upon both Parties.  The costs of any arbitration (including the fees and expenses of the Expert Arbitrator and reasonable attorney fees and expenses of the Parties) pursuant to this Section 3.5 shall be borne by Danfoss and Sauer in inverse proportion as they may prevail on the matters resolved by the Expert Arbitrator, which proportionate allocations will also be determined by the Expert Arbitrator at the time of the determination of the Expert Arbitrator is rendered on the merits of the matters submitted.

3.5.2                                  The Parties expressly agree that the determination of the Put Option Purchase Price pursuant to this Section 3.5 is not subject to and is excluded from any further arbitration procedures pursuant to Section 10.3 below, except in case a Party invokes a manifest error pursuant to section 319 of the German Civil Code (BGB) with regard to the determination by the Expert Arbitrator pursuant to this Section 3.5.

3.5.3                                  For the avoidance of doubt, the Put Option Purchase Price to be paid by Danfoss to Sauer as consequence of the exercise of a Put Option shall equal:  (i) the Maximum Put Option Purchase Price in case the Put Option Purchase Price agreed upon by the Parties or determined by the Expert Arbitrator (as the case may be, subject to adjustment by an arbitral tribunal in case of a manifest error by the Expert Arbitrator) is equal to or in excess of the Maximum Put Option Purchase Price, (ii) the Minimum Put Option Purchase Price in case the Put Option Purchase Price agreed upon by the Parties or determined by the

Expert Arbitrator (as the case may be, subject to adjustment by an arbitral tribunal in case of a manifest error by the Expert Arbitrator) is equal to or lower than the Minimum Put Option Purchase Price, or (iii) in all other cases the Put Option Purchase Price agreed upon by the Parties or determined by the Expert Arbitrator (as the case may be, subject to adjustment by an arbitral tribunal in case of a manifest error by the Expert Arbitrator).

3.6                               Closing of Put Option.

3.6.1           The closing of the purchase and sale and transfer of the Sold SD Shares shall occur 5 (five) banking days, meaning days that are banking days both in the U.S., Denmark and Germany, after the Put Option Purchase Price has become final and binding upon the Parties, at the latest, however, 5 (five) banking days after the expiration of the 10-week period provided for in the third sentence of Section 3.5.1 above (such date the “Option Closing Date”).  In case there will be no disagreement at the Option Closing Date as to the Notified Put Option Purchase Price, Danfoss shall pay to Sauer the Put Option Purchase Price and Sauer shall transfer to Danfoss the Sold SD Shares.  In case there will be a disagreement at the Option Closing Date as to the Notified Put Option Purchase Price, Danfoss shall pay to Sauer the Minimum Put Option Purchase Price and Sauer shall sell and transfer to Danfoss the Sold SD Shares.  The process to determine the Put Option Purchase Price shall not be impacted thereby. Any balance between the Minimum Put Option Purchase Price and the final and binding Put Option Purchase Price plus interest thereon at the rate of the one-month London Inter Bank Offered Rate (“LIBOR”) from the day following the day on which the 10-week period provided for in the third sentence of Section 3.5.1 above expires through the date of payment shall become due and payable within 5 (five) banking days after the Put Option Purchase Price has become final and binding upon the Parties. The sale and transfer of the Sold SD Shares shall be simultaneously effected (Zug-um-Zug) against payment of the Put Option Purchase Price or the Minimum Put Option Purchase Price, as the case may be, pursuant to a share purchase agreement between Sauer and Danfoss in the form of Exhibit 3.6.1.

3.6.2                                  In addition to the payments by Danfoss to Sauer pursuant to Section 3.6.1, on the Option Closing Date Danfoss will pay Sauer an amount for each SD Share sold at such Option Closing Date equal to the Daily Dividend Amount (as defined below) multiplied by the number of days in the fiscal year in which the Option Closing Date falls for which Sauer did not, prior to the Option Closing Date, receive dividends (such aggregate amount, the “Pro Rata Dividends”).  For the purposes hereof, “Daily Dividend Amount” means an amount equal to the most recent quarterly dividend amount per SD Share declared by SD, divided by the number of calendar days in such quarter.

3.7                               Deferral of Closing Date.

3.7.1           Notwithstanding Section 3.6 above, Danfoss may, at any time prior to the date that is 180 (one hundred eighty) calendar days prior to the first day of the applicable Put Option Exercise Window, in its sole discretion, by delivery of a written notice to Sauer, postpone such anticipated closing by up to one year from the anticipated Option Closing Date specifying the new closing date (the “Deferred Closing Date”) (for the avoidance of doubt, such notice shall not delay the commencement of the process set forth in Section 3.5 above).  The anticipated Option Closing Date shall be defined as the date occurring two months after the expiration of the Applicable Put Option Exercise Window so that the latest date for the Deferred Closing Date with respect to the First Put Option shall be October 21, 2011 and the latest date for the Deferred Closing Date with respect to the Second Put Option shall be October 21, 2013.

3.7.2                                  In case Danfoss so delays the closing, Danfoss shall pay to Sauer at the Deferred Closing Date, in addition to the Put Option Purchase Price and the Pro Rata Dividends, interest on the Put Option Purchase Price at the rate of LIBOR at the Deferred Closing Date, for the period from the Option Closing Date to the Deferred Closing Date.

3.7.3                                  In case there will be a disagreement at the Deferred Closing Date as to the Notified Put Option Purchase Price, Section 3.6 above shall apply mutatis mutandis, i.e., Danfoss shall pay to Sauer, in addition to the Minimum Put Option Purchase Price and the Pro Rata Dividends, interest according to Section 3.6.  Any balance between the Minimum Put Option Purchase Price and the final and binding Put Option Purchase Price plus interest thereon at the rate of LIBOR from the day following the day, on which the 10-week period provided for in the third sentence of Section 3.5 above expires shall become due and payable within 5 (five) banking days after the Put Option Purchase Price has become final and binding upon the Parties.

3.8                               Accelerated Put Option.

3.8.1                                  In case Danfoss intends to approve a transaction relating to its SD Shares that would result in the extinguishment or exchange of SD Shares (e.g., by way of a merger) for securities of a successor entity (but not cash consideration) Danfoss shall notify Sauer of such proposed transaction and Sauer shall have the right by delivery of a written notice to Danfoss within fourteen (14) calendar days of Sauer’s receipt of the notification by Danfoss, at any time prior to the consummation of such transaction, to exercise a put option with respect to all of the then owned SD Shares of the First Option Share Package and the Second Option Share Package (the “Accelerated Put Option”).

3.8.2           The price per SD Share sold under this Accelerated Put Option shall equal:  (i) the Minimum Put Option Purchase Price plus the Pro Rata Dividends if the said successor entity was not an “affiliate” (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) of Danfoss immediately prior thereto and (ii) USD 39.56, subject to Equitable Adjustment, plus the Pro Rata Dividends, if the said successor entity was an affiliate of Danfoss immediately prior thereto.  The provisions of this Article 3 shall apply mutatis mutandis to such Accelerated Put Option.  To the extent permissible by applicable laws, the Parties shall be obligated to close within further fourteen (14) calendar days.  The sale and transfer of the Sold SD Shares sold under this Accelerated Put Option shall be effected pursuant to a specific share purchase agreement between Sauer and Danfoss in the form of Exhibit 3.6.1 hereto.

ARTICLE 4
CALL OPTION OF DANFOSS

4.1                               Call Options.  Danfoss shall be entitled to purchase and acquire all or part of Sauer’s SD Shares by way of accepting the sale offers granted by Sauer to Danfoss set forth in more detail in Sections 4.2 and 4.3 below (these sale offers hereinafter referred to as “Sale Offer” or “Sale Offers” and the SD Shares being part of any sale hereinafter also referred to as “Sold SD Shares”). For the avoidance of doubt the Parties agree that any of the Call Options granted pursuant to this Agreement can be exercised independently of any other Call Option, and in the sole discretion of the Party granted such Option.  However, any Call Option granted can only be exercised in its entirety, (i.e., no partial exercise of any Call Option).

4.2                               First Call Option.  Sauer irrevocably offers Danfoss to sell and transfer the First Option Share Package against payment of the Put Option Purchase Price calculated in accordance with Section 3.4.  In connection therewith, Danfoss shall deliver to Sauer SD’s Financial Statements for SD fiscal year 2009 no later than July 31, 2010.  The Sale Offer may be accepted by Danfoss only in total (i.e., for all, but not less than all, of the First Option Share Package) by delivery of a written notice to Sauer within the First Option Exercise Window (such option, the “First Call Option”).  The number of SD Shares included in the First Option Share Package shall be reduced by 50% of any Dragged Shares (as defined in Section 5.1 below) or any Tagged Shares (as defined in Section 6.3 below) sold by Sauer prior to the sale of the First Option Share Package.

4.3                               Second Call Option.  Sauer further irrevocably offers Danfoss to sell and transfer the Second Option Share Package against payment of the Put Option Purchase Price calculated in accordance with Section 3.4.  In connection therewith, Danfoss shall deliver to Sauer SD’s Financial Statements for SD fiscal year 2011 no later than July 31, 2012.  The Sale Offer may be accepted by Danfoss only in total (i.e., for all, but not less than all, of the Second Option Share Package) by delivery of a written notice to Danfoss within the Second Option Exercise Window (such option, the “Second Call Option”).  (The First Call Option and the Second Call Option hereinafter individually also referred to as “Call Option” or collectively as “Call Options”). The number of SD Shares included in the Second Option Share Package shall be reduced by 50% of any Dragged Shares (as defined in Section 5.1 below) or any Tagged Shares (as defined in Section 6.3 below) sold by Sauer prior to the sale of the First Option Share Package and by 100% of the Dragged Shares or any Tagged Shares sold by Sauer after the sale of the First Option Package and before the sale of the Second Option Share Package.

4.4                               Acceleration of Call Option.  Notwithstanding the foregoing, Danfoss may, at any time after the date hereof until the expiration of the Second Option Exercise Window, and from time to time, by delivery of a written notice to Sauer, purchase all or any of the SD Shares subject to the First Call Option and/or the Second Call Option for the Maximum Put Option Purchase Price (such option, the “Accelerated Call Option”).  The sale and transfer of the SD Shares sold under this Accelerated Call Option shall be effected pursuant to a specific share purchase agreement between Sauer and Danfoss in the form of Exhibit 3.6.1 hereto.

4.5                               Sections 3.5 and 3.6 shall apply to the Call Options accordingly and Section 3.6 to the extent applicable shall apply to the Accelerated Call Option.

ARTICLE 5
DRAG-ALONG-RIGHT

5.1                               Drag-Along Right.  At any time that Danfoss proposes to sell to any person other than an affiliate of Danfoss any of its SD Shares resulting in a Change of Control (such SD Shares proposed to be sold, the “Drag-Offered Shares”), Danfoss shall have the right (the “Drag-Along Right”) to cause Sauer to sell their Dragged Shares (as defined below) to the prospective purchaser.  The “Dragged Shares” of Sauer shall equal a number of SD Shares held by Sauer that is the same percentage of all SD Shares held by Sauer as the percentage of SD Shares held by Danfoss that is included in the Drag-Offered Shares.

5.2                               Drag-Along Process.  Danfoss shall exercise the rights set forth in this Article 5 by providing notice (the “Drag-Along Notice”) to Sauer within 21 (twenty one) calendar days after the execution of the contract for the sale of the Drag-Offered Shares (the “Drag Contract”) and not less than 21 (twenty one) calendar days prior to the consummation of the sale contemplated by the Drag Contract.  The Drag-Along Notice shall set forth:  (i) the number of SD Shares comprising the Drag-Offered Shares, and the number of all SD Shares then owned by Danfoss; (ii) the identity of the prospective purchaser; (iii) the aggregate purchase price for the Drag-Offered Shares, the form of such purchase price, and any potential adjustments to such purchase price contained in the Drag Contract; (iv) an estimate of the purchase price for each SD Share comprising the Drag-Offered Shares (calculated with reasonable detail in accordance with the procedures set forth in Section 5.3); (v) a calculation of the number of SD Shares comprising the Dragged Shares of Sauer (calculated in accordance with Section 5.3; (vi) confirmation that the prospective purchaser has agreed to purchase SD Shares in accordance with the terms of this Section 5.2; (vii) a copy of the Drag Contract providing that the transfer of the Dragged Shares is subject to full payment of the Drag Price as defined in Section 5.3 below; and (viii) a reasonable estimate of the date on which the closing of the sale of the Drag Contract will occur.  The Drag Along Right shall only be deemed as duly exercised, if the Drag Along Notice materially complies with all of the prerequisites set forth under (i) to (viii) of this Section 5.2.

5.3                               Drag-Along Price.

5.3.1                                  The purchase price for any Dragged Shares (the “Drag Price”) shall equal the amount per SD Share to be paid for the Drag-Offered Shares as set forth in the Drag-Along Notice.  Notwithstanding the foregoing: (a) in the event that Danfoss delivers its Drag-Along Notice to Sauer after October 15, 2009 through the last day of the First Option Exercise Window and in Sauer’s opinion the Put Option Purchase Price would have been higher than the Drag Price, Sauer may notify Danfoss and the Parties shall initiate the process set forth in Section 3.5 in order to determine the Put Option Purchase Price of the First Option Package and (b) in the event that Danfoss delivers its Drag-Along Notice to Sauer after October 15, 2011 through the last day of the Second Option Exercise Window and in Sauer’s opinion the Put Option Purchase Price would have been higher than the applicable Drag Price, Sauer may notify Danfoss and the Parties shall initiate the process set forth in Section 3.5 in order to determine the Put Option Purchase Price of the Second Option Package.  In the event that the Put Option Purchase Price is determined pursuant to Section 3.5 to be higher than the Drag Price actually received by Sauer in connection with the First Option Package or Second Option Package, as applicable, Danfoss shall promptly make a cash payment to Sauer in the amount of such deficit.

In no event will Sauer (i) receive consideration in an amount per SD Share of less than the Minimum Put Option Purchase Price and (ii) be entitled to receive consideration in an amount per SD Share in excess of the Maximum Put Option Purchase Price and any such excess consideration received by Sauer will be due and payable to Danfoss.

5.3.2                                  If all or any portion of the purchase price for the Drag-Offered Shares consists of property or other non-cash consideration, the purchase price for each Dragged Share shall comprise the same proportion of each item of property or other non-cash consideration as is paid for the Drag-Offered Shares; provided, that in such case, Sauer will have the right, by delivery of a written notice to Danfoss, within 14 (fourteen) calendar days of Sauer’s receipt of the Drag-Along Notice, to sell the Drag-Offered Shares to Danfoss for cash consideration only at the Minimum Put Option Purchase Price in lieu of selling them under this Article 5.  Notwithstanding the foregoing, such right of Sauer to sell the Dragged Shares to Danfoss, shall not exist if the non-cash consideration only consists of shares (and not of property or other non-cash components) and if:  (i) such shares are issued by an entity that is publicly listed on a nationally recognized main share exchange in the United States, Denmark, France, Germany or the United Kingdom, (ii) such shares are in the top 25% for such exchange based on a comparison of the average daily trading volume during the three-month period immediately prior to signing of such transaction, and (iii) such shares are not subject to a lock-up agreement.  To the extent permissible by applicable laws, the Parties shall be obligated to close within further 14 (fourteen) calendar days.  The sale and transfer of such Drag-Offered Shares to Danfoss shall be effected pursuant to a share purchase agreement in the form of Exhibit 3.6.1 to this Agreement.

5.4                               Drag-Along Closing.  At the closing of a sale pursuant to this Article 5, Sauer shall be obligated to give such consents as are customary in similar transactions and shall be eligible to sell to the prospective purchaser its Dragged Shares on the same terms and conditions (other than price) as Danfoss is selling the Drag-Offered Shares (with Sauer being subject to the same purchase price adjustments, holdback, and escrow provisions, if any, and any similar components of the Drag Contract to which Danfoss is subject), including, without limitation, any covenant not to compete and other restrictions for which no additional consideration shall be paid to Danfoss or any other shareholder.  In addition, Sauer shall be obligated to participate on a pro rata basis in any holdback, indemnification escrow fund or similar arrangement in an amount not to exceed the actual consideration received by Sauer for its SD Shares transferred in such sale.  All reasonable fees and expenses incurred by Danfoss and Sauer (including in respect of financial advisors, accountants and counsel to Danfoss) in connection with the transactions contemplated by this Article 5 shall be shared by Danfoss and Sauer pro rata based on the number of SD Shares owned before the Drag-Along by Danfoss and Sauer respectively.  Notwithstanding the foregoing, if Sauer is required to make representations and warranties to the buyer of the Dragged Shares in connection with the business of SD (and not only representations and warranties regarding the shares and its ability to sell and transfer them), Sauer will have the right, by delivery of a written notice to Danfoss within 14 (fourteen) calendar days of Sauer’s receipt of the Drag-Along Notice, to sell the Dragged Shares to Danfoss for cash consideration at the Minimum Put Option Purchase Price in lieu of selling them under this Article 5. To the extent permissible by applicable laws, the Parties shall be obligated to close within further 14 (fourteen) calendar days. The sale and transfer of such Sold SD Shares shall be effected pursuant to a specific share purchase agreement between Sauer and Danfoss in the form of Exhibit 3.6.1 to this Agreement.

ARTICLE 6
TRANSFER RESTRICTIONS

6.1                               Prohibition on Disposal and Acquisition of SD Shares by Sauer and Certain Murmann Family Members.  During the term of this Agreement, Sauer agrees to and will neither sell, transfer, or otherwise dispose of any SD Shares (collectively, a “Disposal”). Furthermore, Sauer and certain Murmann family members (the latter pursuant to a separate agreement attached to the SPA between Sauer and Danfoss) agree to and will not, directly or indirectly, purchase or acquire from any third party, or otherwise obtain beneficial ownership of, any SD Shares (collectively, an “Acquisition”), other than any grants by SD under any benefit plan approved by the board of directors of SD.  If and insofar that any of the Put Options or Call Options provided for in this Agreement will not be exercised with the consequence that the First Option Share Package and/or the Second Option Share Package, as applicable, are still owned by Sauer, the restriction on Disposals and Acquisitions according to the foregoing sentence shall terminate, as the case may be, with respect to the First Option Share Package and/or Second Option Share Package on the first day following the expiration of the Second Put Option Exercise Window; provided, that any such Disposal shall be subject to the right of first refusal set forth in Section 6.2 below.

6.2                               Right of First Refusal.

6.2.1                                  Subject to the limitations set forth in Section 6.1 above, in the event that Sauer proposes to transfer any SD Shares held by Sauer (the “Transfer Shares”) (whether or not the proposed transfer is initiated by Sauer pursuant to an offer by a third party which Sauer has elected to accept), Sauer shall give Danfoss written notice (the “ROFR Notice”) of the price, terms and conditions of the proposed transfer, including the identity of the proposed acquiror of such Transfer Shares and a copy of any written proposal, term sheet, letter of intent or other agreement relating to the proposed transfer.  Subject to the terms and conditions of this Section 6.2, Danfoss shall have a right of first refusal to purchase, in its sole discretion, all of the Transfer Shares for the price and upon the terms and conditions specified in the ROFR Notice.

6.2.2                                  Danfoss shall have 30 (thirty) days from the date of receipt of the ROFR Notice to agree to purchase and acquire all of the Transfer Shares, for the price and upon the terms and conditions specified in the ROFR Notice, by giving written notice to Sauer.  In the event Danfoss timely elects to acquire the Transfer Shares proposed to be transferred by Sauer as specified in the ROFR Notice, settlement thereof shall be made in cash within 45 (forty-five) calendar days after the date of the ROFR Notice.

6.2.3                                  The exercise or non-exercise of the rights of first refusal of Danfoss in connection with any given Disposal shall not adversely affect its rights to exercise its rights of first refusal in any subsequent transfers of SD Shares by Sauer.

6.2.4                                  In the event Danfoss does not elect to exercise its rights of first refusal under Section 6.2.1 above with respect to all of the Transfer Shares by the end of the time period specified in Section 6.2.2 above, Sauer shall have 60 (sixty) calendar days thereafter to transfer the SD Shares not purchased by Danfoss at the price and upon the terms and conditions no more favorable to the purchasers of such shares than specified in the ROFR Notice.  In the event Sauer has not transferred the shares within said sixty (60) calendar day period, Sauer shall not thereafter sell any SD Shares without first offering such SD Shares to Danfoss in the manner provided in this Section 6.2.

6.3                               Tag-Along Right.

                                               In the event that Danfoss proposes to sell all, but not less than all, of the SD Shares it owns (directly and indirectly) in a private sale (i.e., not a sale of the SD Shares into the public market) (such SD Shares proposed to be sold the “Tag-Offered Shares”) (whether or not the proposed transfer is initiated by Danfoss or pursuant to an offer by a third party which Danfoss has elected to accept), Danfoss shall give Sauer written notice (the “Tag-Along Notice”) of the price, terms and conditions of the proposed transfer, including the identity of the proposed acquiror (the “Tag Purchaser”) of such Tag-Offered Shares and a copy of any written proposal, term sheet, letter of intent or other agreement relating to the proposed transfer.  Subject to the terms and conditions of this Section 6.3, Sauer shall have a right to participate in such transfer on the same terms and conditions as specified in the Tag-Along Notice.  Within 21 (twenty one) calendar days of receipt of the Tag-Along Notice by Sauer, Sauer shall have the right (the “Tag-Along Right”), exercisable only by written notice given to Danfoss to participate in the sale of the Tag-Offered Shares by Danfoss pursuant to the specified terms and conditions of the Tag-Along Right provided herein.  In such case, Sauer may sell all or any part of that number of Tag-Offered Shares equal to the product obtained by multiplying (i) the number of Tag-Offered Shares the third party is willing to purchase by (ii) a fraction, the numerator of which is the number of SD Shares beneficially owned by Sauer and the denominator of which is the sum of the number of SD Shares at the time beneficially owned by Sauer and Danfoss (the “Tagged Shares”) with the consequence that the number of Tag-Offered Shares, which Danfoss may sell and transfer shall be correspondingly reduced (the “Danfoss Tag-Offered Shares”).  Any proceeds from the sale of any SD Shares under this Section 6.3 in which Sauer shall have participated shall be distributed to Sauer and Danfoss as follows:

                                               (i)                                    the first USD 248,028,174.87 shall be paid to Danfoss; and

                                               (ii)                                 the remaining proceeds shall be distributed to Sauer and Danfoss, pro rata based on the ratio of the Danfoss Tag-Offered Shares and the Tagged Shares sold by Sauer pursuant to this Section 6.3.

Any notice so given to Danfoss by Sauer shall state that Sauer elects to participate in such sale with respect to a number of SD Shares that will not exceed the maximum permitted by this Agreement (as specified above).  Any notice so given by Sauer shall constitute a binding agreement of Sauer, for the benefit of the Tag Purchaser to sell to the Tag Purchaser the Tagged Shares upon the specified terms and conditions of the Tag-Along Notice subject to the proceeds allocation set forth above.  To the extent Sauer exercises such right of participation in accordance with the terms and conditions set forth below, the number of SD Shares which Danfoss may transfer shall be correspondingly reduced.  The right of participation of Sauer shall be subject to the following terms and conditions:

6.3.1                                  Sauer may effect its participation in the sale by delivering to Danfoss for transfer to the Tag Purchaser one or more certificates, properly endorsed for transfer, which represent the number of SD Shares which Sauer elects and agrees to sell pursuant to this Section 6.3.  Additionally, Sauer shall enter into such agreements with the Tag Purchaser relating to the sale as Danfoss enters into (it being agreed that the terms and conditions of the sale shall be equivalent with respect to both Sauer and Danfoss), and the failure by Sauer to execute and deliver to the Tag Purchaser any such agreements within 10 (ten) banking days after such agreements are executed and delivered by Danfoss to the Tag Purchaser shall, at the Tag Purchaser’s election, be deemed a revocation of Sauer’s election to participate in such sale.

6.3.2                                  The stock certificates for the transfer of the Tagged Shares shall be delivered by Sauer to the Tag Purchaser upon consummation of the sale of the Tagged Shares pursuant to the terms and conditions specified in the Tag-Along Notice and any agreements entered into pursuant to the last sentence of Section 6.3.1.  Sauer agrees to direct the Tag Purchaser to make payment therefor to Danfoss and Danfoss shall promptly thereafter remit to Sauer that portion of the sale proceeds to which Sauer is entitled pursuant to this Section 6.3.

6.3.3                                  In the event that Sauer does not elect to exercise its Tag-Along Right pursuant to this Section 6.3 with respect to all of the Tag-Offered Shares by the end of the time period specified in this Section 6.3, Danfoss shall have 90 (ninety) calendar days thereafter to transfer the Tag-Offered Shares at the price and upon the terms and conditions no more favorable to the Tag Purchasers of such shares than specified in the Tag-Along Notice.  In the event Danfoss has not transferred the Tag-Offered Shares within said 90 (ninety) calendar day period, Danfoss shall not thereafter sell any of the Tag-Offered Shares without first offering such Tag-Offered Shares to Sauer in the manner provided in this Section 6.3.

ARTICLE 7
NON-COMPETITION; NON-SOLICITATION; CONFIDENTIALITY

7.1                               Non-Competition; Non-Solicitation.

7.1.1                                  During the term of this Agreement and for a period of three years after the expiration of the Second Put Option Exercise Window (the “Non-Compete and Non-Solicitation Period”), Sauer and each of Klaus Murmann, Sven Murmann and Nicola Keim (the individuals pursuant to a separate agreement attached to the SPA between Sauer and Danfoss) shall not, directly or indirectly, own any interest in, manage, control, participate in (whether as an owner, operator, manager, officer, director, employee, investor, agent, representative or otherwise), render services for, or in any other manner engage in any business relating to mobile hydraulics (including but not limited to the design, manufacture, and sale of engineered hydraulic, electric, and electronic systems and components, primarily for use in applications of mobile equipment worldwide (in three segments: propel, work function, and controls)) in the United States of America, Europe and China or in any other geographical area, in which the Company is or is proposed to do business as of the Closing Date as defined in Article 4 of the SPA.  Notwithstanding the foregoing, nothing herein shall prohibit Sauer from being, directly or indirectly: (i) a passive owner of not more than one percent (1%) of the outstanding publicly traded equity securities of an entity, so long as Sauer or its designees have no active participation in the business of such entity or (ii) a passive owner of not more than five percent (5%) of the equity securities of an entity, so long as Sauer or its designees have no active participation in the business of such entity and no right to direct the vote of such securities or nominate any directors or executives of such entity.

7.1.2                                  During the Non-Compete and Non-Solicitation Period, Sauer shall not directly or indirectly through another entity:  (i) induce or attempt to induce any employee of SD to leave the employ of SD, or in any way interfere with the relationship between SD and any employee thereof, (ii) hire any person who then is, or was at anytime during the immediately preceding one year period, an employee of SD outside Germany, (iii) induce or attempt to induce any customer, supplier, licensee, licensor, franchisee, lessor or other business relation of SD to cease doing business with SD, or in any way interfere with the relationship between any such customer, supplier, licensee, licensor, franchisee or other business relation and SD (including, without limitation, making any negative statements or communications about SD) or (iv) directly or indirectly acquire or attempt to acquire an interest in any business relating to the business of SD and with which SD has entertained discussions or requested and received information relating to the acquisition of such business by SD.

7.1.3                                  The Parties hereto acknowledge and agree that the covenants set forth in this Article 7 are reasonable with respect to period, geographical area and scope.  Notwithstanding anything in this Article 7 to the contrary, if at any time, in any judicial proceeding, any of the restrictions stated in this Article 7 are found by a final order of a court of competent jurisdiction to be unreasonable or otherwise unenforceable under circumstances then existing, the Parties agree that the period, scope or geographical area, as the case may be, shall be reduced to the extent necessary to enable the court to enforce the restrictions to the extent such provisions are allowable under law, giving effect to the agreement and intent of the Parties hereto that the restrictions contained herein shall be effective to the fullest extent permissible.  Sauer acknowledges and agrees that money damages may not be an adequate remedy for any breach or threatened breach of the provisions of this Article 7 and that, in such event, Danfoss or its successors or assigns shall, in addition to any other rights and remedies existing in its favor, be entitled to seek specific performance, injunctive and/or other relief from any court of competent jurisdiction in order to enforce or prevent any violations of the provisions of this Article 7 (including tolling the Non-Compete and Non-Solicitation Period as set forth below), provided, that Sauer is found to have been in violation of the provisions of this Article 7.  Any injunction that may be determined by a court of competent jurisdiction to be available shall not require the posting of any bond or other security by Danfoss or its successors or assigns.  In the event of an alleged breach or violation by Sauer of any of the provisions of this Article 7, the Non-Compete and Non-Solicitation Period will be tolled for Sauer until such alleged breach or violation is resolved; provided, that if Sauer is found to have not violated the provisions of this Article 7, then the Non-Compete and Non-Solicitation Period will not be deemed to have been tolled.  Sauer agrees that the restrictions contained in this Article 7 are reasonable in all respects and are necessary to protect the goodwill of SD’s business.

7.2                               Confidentiality.

7.2.1                                  Sauer agrees to use its best efforts to maintain the confidentiality of all proprietary and other non-public information regarding SD, except: (i) as required to file tax returns, (ii) as required to be filed with the United States Securities and Exchange Commission, (iii) as otherwise required by law; and (iv) disclosure to its advisors as deemed appropriate by Sauer in connection with the performance of this Agreement and the SPA; provided, that such advisors agree in writing in advance to be bound by the provisions of this Section 7.2 or are otherwise bound by a professional oath of confidentiality.  In the event of the breach of any of the provisions of this Section 7.2, Danfoss, in addition and supplementary to other rights and remedies existing in its favor, may apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive or other relief (without the posting of bond or other security) in order to enforce or prevent any violations of the provisions hereof.

7.2.2                                  In the event that any Party hereto reasonably believes after consultation with counsel that it is required by law to disclose any confidential information described in this Section 7.2, the disclosing Party will:  (i) to the extent permitted by such applicable law, provide the other Parties with prompt notice before such disclosure in order that such other parties may attempt to obtain a protective order or other assurance that confidential treatment will be accorded such confidential information and (ii) provide reasonable cooperation to the other Parties in attempting to obtain such order or assurance.  The provisions of this Section 7.2.2 shall not apply to any information, documents or materials which are, as shown by appropriate written evidence, in the public domain or, as shown by appropriate written evidence, shall come into the public domain, other than by reason of default by the applicable Party bound hereunder or its affiliates.

ARTICLE 8
TERM OF THE AGREEMENT

8.1          Term.  This Agreement shall commence as of the date hereof and shall terminate on the earlier of: (i) such time that Sauer sold all their SD Shares and no longer beneficially owns any SD Shares, and (ii) the seventh anniversary of the date hereof, unless the Parties agree prior to such time to continue this Agreement under unchanged or modified conditions.  In case that on the expiration date provided for in the foregoing sentence any procedure relating to any Put Option, Call Option, Drag-Along Right or Tag-Along Right is still pending, this Agreement shall expire at the end of that month in which such procedure has been finally settled.

8.2                               Termination.  This Agreement can be terminated by Sauer or Danfoss in the event of material breach of this Agreement by the other Party. As material breach of this Agreement shall also qualify insolvency, dissolution, suspension of payment or bankruptcy by the other Party.  In case of a material breach as described above by one Party, the other Party shall give the breaching Party the opportunity by written notice to remedy the breach within a period of 30 (thirty) days from the receipt of such notice.  If this remedy is not possible or not performed within such 30 (thirty) day period, the other Party may terminate this Agreement by written notice that will be effective 30 (thirty) days following the receipt of the termination notice.

8.3                               Survival.  Notwithstanding the foregoing Sections 8.1 and 8.2, the provisions of Article 7 shall survive the termination of this Agreement, as well as any other provisions of this Agreement that survive or should reasonably survive by its very nature.

ARTICLE 9
CONSENT OF HOLDING AND CONDITION PRECEDENT

9.1                               Holding, being a party of the Joint Venture Agreement, gives its consent to this Agreement with respect to Article 1 by way of countersigning it.

9.2                               This Agreement shall be subject to the condition precedent that the Closing of the SPA (as defined therein) is duly executed and evidenced by the Closing Protocol signed by both of the respective parties in accordance with Article 4 of the SPA.

ARTICLE 10
MISCELLANEOUS

10.1                         Assignment.  Neither Party may assign its rights or delegate its duties under this Agreement without the consent of the other Parties hereto.

10.2        Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of Germany; provided, that (i) the provisions of Sections 2.1.1 through 2.1.4 shall be governed by and construed and enforced in accordance with the laws of Delaware applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State and (ii) the provisions of Section 7.1 shall be governed by the laws of the jurisdiction in which it is being enforced.

10.3                         Arbitration.  The Parties shall endeavor to settle all disputes and conflicts arising out of or in connection with this Agreement amicably and in good faith. Should those attempts fail, all disputes between the Parties arising out of or in connection with this Agreement - including disputes concerning the validity of this Agreement - shall be finally settled under the Arbitration Rules of the International Chamber of Commerce, Paris, by three arbitrators to be appointed in accordance with said Rules. The place of arbitration shall be Copenhagen. The language of arbitration shall be English.  The jurisdiction of ordinary courts shall be excluded except for the rights of the Parties to seek for preliminary injunction or similar relief.

10.4                         Cumulative Remedies.  Except as explicitly stated otherwise herein, none of the rights, powers or remedies conferred upon the Parties in this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy, whether conferred hereby or now or hereafter available at law, in equity, by statute or otherwise.

10.5                      No Implied Waiver.  Except as expressly provided in this Agreement, no course of dealing between the Parties and no delay in exercising such right, power or remedy conferred hereby or now or hereafter existing in law in equity, by statute or otherwise shall operate as a waiver of, or otherwise prejudice, any such right, power or remedy.

10.6                      Severability.  Should any provision of this Agreement or any provision to be incorporated in the future be or become invalid or unenforceable, the validity of this Agreement shall not be affected thereby. The same applies, if this Agreement contains any omissions. In lieu of the invalid or unenforceable provision or in order to complete any omission a fair provision shall apply, which, to the extent legally permissible, comes as close as possible to what the Parties have intended or would have intended according to the spirit and purpose of this Agreement, if they had considered the matter at the time this Agreement was executed.

10.7                      Further Assurances.  Subsequent to the execution of this Agreement, each Party shall do all such further acts and shall execute, acknowledge and deliver all such instruments, documents and assurances, as may be necessary to perfect or evidence consummation of the transactions contemplated hereby.

10.8                      Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and which counterparts together shall constitute one and the same Agreement of the Parties hereto.

10.9                      Notices.  Any notice required or permitted hereunder shall be sufficiently given only if delivered by courier , addressed as follows or to such other address or addresses as may hereafter be furnished in writing by notice similarly given by one Party to the other, whereby the receipt of such written notice shall be deemed to have occurred on that day and at that time evidenced by the delivery receipt:

If to Sauer:	Sauer Holding GmbH
Attn: Geschäftsführung
Große Elbstraße 145 B
D-22767 Hamburg, Germany

With a copy to:	Grüter Rechtsanwälte und Notare
Angerstraße 14-18
D-47051 Duisburg, Germany
Attn.: Dr. Ina-Maria Böning

If to Purchaser:	Danfoss A/S
DK-6430 Nordborg, Denmark
Attn: General Counsel

With a copy to:	Reed Smith LLP
599 Lexington Avenue
New York, NY 10022, USA
Attention: Uri Doron, Esq.

In order to comply with any notice period pursuant to this Agreement any such written notice has to be delivered to the other Party at the very latest on the last calendar day of the notice period, irrespective of whether or not such last calendar day is a bank holiday anywhere in the United States, Denmark and/or Germany.

10.10               Entire Agreement.  This Agreement and the Exhibits hereto set forth the entire understanding of the Parties with respect to the transactions contemplated hereby, and shall not be modified or amended except by written agreement of all Parties hereto.

10.11               Amendment.  This Agreement may be amended only in writing by the Parties hereto. The same applies with regard to amendments of this written form requirement.

10.12               Execution.  This Agreement shall not be binding on any person until it has been signed by each Party identified on the signature page hereto as being a signatory hereto and delivered by such Party to the other Parties identified as signatories hereto.  The circulation of unsigned drafts or copies of this Agreement by any Party to another shall not create any inference that a legally binding contract to proceed with the transactions contemplated by this Agreement has been entered into, it being the intention of the Parties that such a contract shall arise only upon the execution and delivery of this Agreement by all Parties as aforesaid.

10.13               Headings.  The headings of the Sections of this Agreement are inserted for convenience of reference only and shall not be considered a part hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties hereto have executed this Stockholders Agreement, intending to be legally bound, as of the date first set forth above.

SAUER HOLDING GmbH

By:
Name:
Title:

DANFOSS A/S

By:
Name:
Title:

Countersigned by Holding with respect to Article 1

DANFOSS MURMANN HOLDING A/S

By:
Name:
Title:

Exhibit 3.4.1.1

Calculation of Put Option Purchase Price
USD millions

1.                                     Aggregate Put Option Purchase Price calculation (based on an assumption that 10.5% of the shares of SD are being purchased), will be calculated as follows:

First Put Option	X = 2009 Operating Income		Payment for shares under First Put Option
	Floor	X < 180	150

	Formula	180 < X < 220	150 +	X-180	x 100
				40

	Cap	X > 220	250

	Example	X = 200	200

Second Put Option	Y = 2011 Operating Income		Payment for shares under Second Put Option
	Floor	Y < 250	150

	Formula	250 < Y < 315	150 +	Y-250	x 100
				65

	Cap	Y > 315	250

	Example	Y = 300	227

2.                                     The Put Option Purchase Price (per SD Share) shall equal: (i) the outcome of the calculation set forth in the foregoing Section 1 of this Exhibit 3.4.1.1, (ii) multiplied by 10.4147 and divided by 10.5(1) and (iii) divided by 5,014,632.

3.                                     The Put Option Purchase Price (per SD Share) calculated based on Sections 1 and 2 of this Exhibit 3.4.1.1 shall be adjusted for any Net Debt variance pursuant to Section 3.4.2 of the Agreement.

(1)                                The reason for the adjustment set forth in this subsection (ii) is that the formula set forth in Section 1 was based on the assumption that the shares underlying each option equal 10.5% of the outstanding capital stock of SD, while the number of shares underlying each option actually equals only 10.42% of the outstanding capital stock of SD.

1

Exhibit 3.4.1.2

Accounting Protocol

General Principles

The Put Option Purchase Price for the sold SD Shares to be paid by Danfoss to Sauer in case of the exercise of a Put Option or Call Option shall be calculated on the basis of the subtotal Operating Income of SD as stated in the Consolidated Statement of Income in the Financial Statements for SD prepared in conformity with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) applied in the Governing SD Business Year. Notwithstanding the foregoing, the accounting principles applied in the calculation of Operating Income in the Governing SD Business Year shall be adjusted, if necessary, so that they are consistent with the accounting principles and policies applied for the financial year 2007 other than changes in accounting principles that are required by the FASB and /or the Securities and Exchange Commission, with no early adoption of any such accounting principles.

Operating Income

The Parties agree that, for the purpose of the calculation of the Operating Income for the Put Option Purchase Price, the following events shall be neutralized if the amounts accounted for in connection therewith are “material” (for the purposes hereof, “materiality” is defined as an amount in excess of USD 10,000,000 in the aggregate and USD 2,000,000 per occurrence of Operating Income):

1)             Extraordinary items (if included in Operating Income) as defined under U.S. GAAP.

2)             Impairments/reversal of impairments of goodwill and other intangible fixed assets related to purchase price allocation for activities acquired after the date hereof.

3)             Exceptional/non-recurring profits and/or losses from the sale of fixed assets/activities after the date hereof.

4)             Non-recurring adjustments resulting from changes in accounting policies as a result of changes in accounting principles that are required by the FASB and /or the Securities and Exchange Commission.

5)             The amount of a correction of a prior period error(2).

6)             Changes in accounting estimates which do not result from new updated information or new developments.

7)             Adjustments in consolidated Operating Income of SD as a result of activities acquired after the date hereof and adjustments in consolidated Operating Income of SD as a result of activities disposed after the date hereof.

(2)         Prior period errors are omissions from, and misstatements in, SD’s financial statements for one or more prior periods arising from a failure to use, or misuse of reliable information that: a) was available when financial statements for those periods were authorised for issue; and b) could reasonably be expected to have been obtained and taken into account in the preparation and presentation of those financial statements. Such errors include the effects of mathematical mistakes, mistakes in applying accounting policies, oversights or misinterpretations of facts, and fraud

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Notwithstanding the foregoing, the Parties acknowledge that SD is planning to incur the following costs through 2012 in connection the implementation of its Profit Improvement Program and further agree that the program related costs will be neutralized only if and to the extent that they exceed (even if not materially (as defined above)) the following amounts (these costs, the “Profit Improvement Program Costs” of up to USD 22,500,000 in each of 2009 and 2011 will reduce the Operating Income for the purpose of this Agreement):

                                               — 2008: USD 17,500,000
                                               — 2009: USD 22,500,000
                                               — 2010: USD 27,500,000
                                               — 2011: USD 22,500,000
                                               — 2012: USD 22,500,000

“Profit Improvement Program Costs” shall mean any and all costs and expenses incurred by SD in connection with initiatives aimed at improving the performance of SD in the areas of purchasing, sales, administration, logistics, R&D and manufacturing. These costs and expenses shall be in addition to normal operating business costs and shall include, but are not limited to, fees to external consultants, internal consultants and redundancy payments in connection with the implementation of the improvement initiatives.

Net Debt

The Parties agree that, for the purpose of the calculation of the Net Debt for the Put Option Purchase Price, the following events shall be neutralized if the amounts accounted for in connection therewith, are “material”.

For the purposes of the Net Debt calculation, the following amounts shall be deemed “material”:

a) amounts in excess of USD 20,000,000 in the aggregate and USD 10,000,000 per occurrence, in connection with the foregoing:

-                                            Issuances of new shares or other capital increases and capital reductions including share buy backs other than distribution of ordinary dividends.

-                                            The Aggregate “capital expenditures” (as applied in SD’s 2007 Financial Statements) during 2008 and 2009 exceeding USD 300,000,000 and from 2008 through 2011 exceeding USD 600,000,000. There will be no neutralization of capital expenditures below above mentioned amounts.

b) If any event has been neutralized for the purposes of the calculation of Operating Income according to Section 7 of the foregoing Operating Income calculation, amounts in direct connection with the foregoing:

-                                            Purchase price plus assumed net debt in acquired activities at the time of the acquisitions at the closing date of such acquisition.

-                                            Sales price plus net debt in disposed activities at the time of the closing date of the disposal.

c) Any amount in connection with occurrences that resulted in other adjustments of Operating Income as described in Sections 1-6 of the foregoing Operating Income paragraph.

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